Exhibit 99.3

DIGIHOST TECHNOLOGY INC.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 28, 2022

DIGIHOST TECHNOLOGY INC.

18 King St. E, Suite 902
Toronto, ON
M5C 1C4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of subordinate voting shares (“SV Shares”) and proportionate voting shares (“PV Shares” together with the SV Shares, the “Shares”) of Digihost Technology Inc. (the “Corporation”) will be held at the offices of Peterson McVicar LLP, 18 King St. E, Suite 902, Toronto, ON M5C 1C4 on July 28, 2022 at 10:00 a.m. (Toronto time) for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

1.	to receive and consider the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2021 and December 31, 2020 together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint Raymond Chabot Grant Thornton LLP, as the auditors of the Corporation for the ensuing financial year and to authorize the directors of the Corporation to fix their remuneration;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution providing the required annual approval of the Corporation’s 10% “rolling” stock option plan;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution as set forth in the accompanying Circular, to approve the Corporation’s restricted share unit plan;

6.	to consider and, if deemed advisable, to pass a special resolution to approve an amendment to the Notice of Articles and Articles of the Corporation to (i) re-designate the subordinate voting shares of the Corporation as “common shares” in the capital of the Corporation; and (ii) delete the proportionate voting shares from the share capital of the Corporation and remove references from the Notice of Articles and Articles and the rights, privileges, restrictions and conditions attaching thereto.

7.	to consider, and if thought advisable, pass, with or without variation, a special resolution authorizing the Corporation to make an application for the continuance of the Corporation under the Business Corporations Act (Ontario) (the “OBCA”), which effects the continuance of the Corporation from the British Columbia Business Corporations Act to the OBCA;

8.	to consider and, if deemed advisable, to pass a special resolution to amend the articles of the Corporation, changing the Province in which the registered office is situated from the Province of British Columbia to the Province of Ontario;

9.	to consider and, if deemed advisable, to pass with or without variation a special resolution authorizing an amendment to the articles of the Corporation to allow the directors of the Corporation to appoint one or more directors up to a maximum of one third of the number of directors elected at the previous annual meeting of shareholders to hold office for a term expiring not later than the close of the next annual meeting of shareholders, as more particularly described in the Circular; and

10.	transacting such further and other business as may properly come before the Meeting or any adjournment thereof.

The board of directors (the “Board”) has fixed June 13, 2022 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

Notice-and-Access

The Corporation is utilizing the notice-and-access mechanism (the “Notice-and-Access Provisions”) that came into effect on February 11, 2013 under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of Meeting materials to registered and beneficial Shareholders.

Website Where Meeting Materials are Posted

The Notice-and-Access Provisions are a new set of rules that allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, form of proxy, financial statements of the Corporation for the year ended December 31, 2021 (“Financial Statements”) and management’s discussion and analysis of the Corporation’s results of operations and financial condition for 2021 (“MD&A”) may be found on the Corporation’s SEDAR profile at www.sedar.com and also on the Corporation’s transfer agent, Marrelli Trust Company Limited (“Marrelli Trust”) website at https://www.marrellitrust.ca/digihost-notice-access/. The Corporation will not use procedures known as “stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some Shareholders with this notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

Obtaining Paper Copies of Materials

The Corporation anticipates that using notice-and-access for delivery to all Shareholders will directly benefit the Corporation through a substantial reduction in both postage and material costs, and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. Shareholders with questions about notice-and-access can contact Marrelli Trust, toll-free at 1-844-MTCL-888 (682-5888), or by email at info@marrellitrust.ca. Shareholders may also obtain paper copies of the Circular, Financial Statements and MD&A free of charge by contacting the Company’s Corporate Secretary toll free at 1-888-DSA-CORP (372-2677). A request for paper copies which are required in advance of the Meeting should be sent so that they are received by the Company or Marrelli Trust, as applicable, by July 19, 2022 in order to allow sufficient time for Shareholders to receive the paper copies and to return their proxies or voting instruction forms to intermediaries not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) prior to the time set for the Meeting or any adjournments or postponements thereof. Any requests for paper copies received by the Company after July 19, 2022 will be delivered to Shareholders in accordance with applicable securities law.

In an effort to mitigate the risks associated with COVID- 19, we are inviting Shareholders to participate in the Meeting by dialing in to our conference line at: Toronto 647-723-3984 or Toll Free - North America 1-866-365-4406; Participant ID: 848 7744#. Participants should dial in at least 10 minutes prior to the scheduled start time and ask to join the call. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location. We encourage Shareholders to not attend the meeting in person due to risks related to COVID-19. We will also take additional precautionary measures in relation to the physical Meeting, limiting access to essential personnel, registered Shareholders and proxy holders entitled to attend and vote at the Meeting. We highly recommend Shareholders vote their Shares prior to the Meeting. Shareholders cannot vote their Shares at the Meeting if attending via teleconference and must either vote prior to the Meeting or attend the Meeting in person in order to have their vote cast.

Voting

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournments or postponements thereof in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournments or postponements thereof. A proxy or voting instruction form will not be valid unless it is delivered to the Corporation’s registrar and transfer agent, Marrelli Trust Company Limited, Proxy Department, by any of the following methods: by mail addressed to Marrelli Trust Company Limited, c/o Marrelli Transfer Services Corp. 82 Richmond Street East, 2nd Fl., Toronto, Ontario M5C 1P1; email at info@marrellitrust.ca; by fax at 416-360-7812 or online at www.voteproxy.ca not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered objecting beneficial owner of Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

Shareholders are reminded to review the Circular before voting.

DATED this 20th day of June, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Michel Amar”

Michel Amar
Chief Executive Officer and Chairman

DIGIHOST TECHNOLOGY INC.

MANAGEMENT INFORMATION CIRCULAR

Digihost Technology Inc. (the “Corporation”) is utilizing the notice-and-access mechanism (the “Notice-and-Access Provisions”) that came into effect on February 11, 2013 under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) for distribution of this management information circular (the “Circular”) to both registered and non-registered (or beneficial) holders (“Shareholders”) subordinate voting shares (“SV Shares”) and proportionate voting shares (“PV Shares” together the SV Shares, the “Shares”) of the Corporation. Further information on notice-and-access is contained below under the heading “Notice-and-Access” and Shareholders are encouraged to read this information for an explanation of their rights.

Solicitation of Proxies by Management

This Circular is furnished in connection with the solicitation by the management of the Corporation of proxies to be used at the annual and special meeting (the “Meeting”) of the Shareholders to be held at 18 King St. E., Suite 902, Toronto, Ontario, M5C 1C4 on July 28, 2022 at 10:00 a.m. (Toronto time) for the purposes set forth in the notice of annual and special meeting dated June 20, 2022 (the “Notice of Meeting”). References in the Circular to the Meeting include any adjournment(s) or postponement(s) thereof. It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of the Corporation by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. All costs of solicitation by management will be borne by the Corporation.

Notice and Access

As noted above, the Corporation is utilizing the Notice-and-Access Provisions that came into effect on February 11, 2013 under NI 54-101 and NI 51-102 for distribution of this Circular to all registered Shareholders and Beneficial Shareholders (as defined below).

The Notice-and-Access Provisions are a new set of rules that allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, financial statements of the Corporation for the year ended December 31, 2021 (“Financial Statements”) and management’s discussion and analysis of the Company’s results of operations and financial condition for 2021 (“MD&A”) may be found on the Corporation’s SEDAR profile at www.sedar.com and also on the Corporation’s transfer agent, Marrelli Trust Company Limited (“Marrelli Trust”) website at https://www.marrellitrust.ca/digihost-notice-access/. The Corporation will not use procedures known as “stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of this Circular to some Shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of this Circular. Shareholders are reminded to review this Circular before voting.

Although this Circular, the Financial Statements and the MD&A will be posted electronically on-line as noted above, Shareholders will receive paper copies of a “notice package” via prepaid mail containing the Notice of Meeting with information prescribed by NI 54-101 and NI 51-102, a form of proxy or voting instruction form, and supplemental mail list return card for Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s interim financial statements for the 2021 fiscal year.

The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial reduction in both postage and material costs, and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

Shareholders with questions about notice-and-access can contact the Marrelli Trust (“Marrelli Trust”), toll-free at 1-844-MTCL-888 (682-5888), or by email at info@marrellitrust.ca. Shareholders may also obtain paper copies of the Circular, Financial Statements and MD&A free of charge by contacting the Corporation’s Corporate Secretary toll free at 1-888-DSA-CORP (372-2677).

A request for paper copies which are required in advance of the Meeting should be sent so that they are received by the Corporation or Marrelli Trust, as applicable, by July 19, 2022 in order to allow sufficient time for Shareholders to receive their paper copies and to return their form of proxy to Marrelli Trust (in the case of registered Shareholders), or their voting instruction form to their intermediaries (in the case of Beneficial Shareholders, as such term is defined herein) by its due date. Any requests for paper copies received by the Corporation after July 19, 2022 will be delivered to Shareholders in accordance with applicable securities law.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of proxy are directors and/or officers of the Corporation. A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND SIGNING AND DATING THE PROXY, OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Marrelli Trust before 10:00 am (Toronto time) on July 26, 2022 or, with respect to any matters to be dealt with at any adjournment of the Meeting, before the time of the re-commencement of the adjourned Meeting. Proxies delivered after such time(s) may not be accepted.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it prior to its use by an instrument in writing executed by the Shareholder or by his attorney duly authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and delivered to the registered office of the Corporation, at 18 King St. E., Suite 902, Toronto, Ontario, M5C 1C4 (Attention: Chief Financial Officer) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, preceding any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will: (a) be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and (b) where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specifications made on such proxy. SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED, AS DIRECTED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the notice of Meeting, and with respect to any other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

General Information Respecting the Meeting

No person has been authorized to give any information or make any representations in connection with the matters being considered herein other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

In an effort to mitigate the risks associated with COVID- 19, we are inviting Shareholders to participate in the Meeting by dialing in to our conference line at: Toronto 647-723-3984 or Toll Free - North America 1-866-365-4406; Participant ID: 848 7744#. Participants should dial in at least 10 minutes prior to the scheduled start time and ask to join the call. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location. We encourage Shareholders to not attend the meeting in person due to risks related to COVID-19. We will also take additional precautionary measures in relation to the physical Meeting, limiting access to essential personnel, registered Shareholders and proxy holders entitled to attend and vote at the Meeting. We highly recommend Shareholders vote their Shares prior to the Meeting. Shareholders cannot vote their Shares at the Meeting if attending via teleconference and must either vote prior to the Meeting or attend the Meeting in person in order to have their vote cast.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

In this Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars.

Except where otherwise indicated, the information contained herein is stated as of June 20, 2022.

Shareholders are reminded to review this Circular before voting.

Notice to Beneficial Holders of Shares

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders are entitled to vote at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Shares voted.

The Notice-and-Access Notification is being sent to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Shares on your behalf.

The Corporation’s OBOs can expect to be contacted by Broadridge or their broker or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker. As more particularly outlined above under the heading “Notice-and-Access”, Meeting materials will be sent to Beneficial Shareholders using the Notice-and-Access Provisions.

All references to Shareholders in this Circular and the accompanying form of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or an officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director of the Corporation nor any associate of any such director, director nominee or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Circular.

VOTING Shares AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed the close of business on June 13, 2022 (the “Record Date”) as the record date. Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof. Persons registered on the books of the Corporation at the close of business on the Record Date and persons who are transferees of any Shares acquired after such record date and who have produced properly endorsed certificates evidencing such Shares or who otherwise establish ownership thereof and demand, not later than 10 days before the Meeting, that their names be included in the list of Shareholders, are entitled to vote at the Meeting.

The authorized capital of the Corporation consists of an unlimited number of SV Shares and PV Shares. As of the date hereof, there are 27,685,913 SV Shares and 3,333 PV Shares issued and outstanding. PV Shares are not available for distribution to the public. PV Shares may be converted into SV Shares at a ratio of 200 SV Shares for every 1 PV Share. Each holder of SV Shares is entitled to receive notice of and to attend all meeting of shareholders of the Corporation. Each SV Share carries the right to one (1) vote on any matter properly coming before the Meeting. Each PV Share carries the right to two-hundred (200) votes on any matter properly coming before the Meeting. In aggregate, and as of the date of the Circular, holders of SV Shares hold 97.65% of the voting rights attached to the Shares, and holders of PV Shares hold 2.35% of the voting rights attached to the Shares.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to all outstanding Shares, other than as set out below:

Name of Shareholder	Class of Security	Number of Shares (1)(2)	Percentage of SV or PV Shares (1)(2)	Percentage of Total Votes Attaching to the Shares
Michel Amar	SV Shares	4,803,928(3)	17.35%(5)	19.29%
	PV Shares	3,333(4)	100%(6)

Notes:

(1)	The information as to Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained by the Corporation by the Shareholder listed above.

(2)	On a non-diluted basis.

(3)	518,333 SV Shares are held by Michel Amar, 626,544 SV Shares are held by Bit Mining International LLC, 2,165,889 SV Shares are held by Bit Management, LLC and 1,493,162 SV Shares are held by NYAM, LLC. Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC are each controlled by Michel Amar, CEO of Digihost. Mr. Amar is also the CEO of Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC.

(4)	3,333 PV Shares are held by NYAM, LLC. NYAM, LLC is controlled by Michel Amar.

(5)	Denotes percentage of SV Shares.

(6)	Denotes percentage of PV Shares.

Normal Course Issuer Bid

On May 19, 2022, the Corporation received approval from the TSX Venture Exchange (the “TSXV”) to undertake, at the Corporation’s discretion, a normal course issuer bid (the “NCIB”) program to purchase up to 1,219,762 of its SV Shares for cancellation. The maximum number of SV Shares that may be purchased by the Corporation under the NCIB represents approximately 5% of the Corporation issued and outstanding Shares as at the date of TSXV approval. Shares repurchased under the NCIB will be returned to treasury for cancellation.

The Corporation commenced the NCIB on May 25, 2022 and the NCIB will terminate on May 25, 2023, or on an earlier date in the event that the maximum number of SV Shares sought in the NCIB has been repurchased. The Corporation reserves the right to terminate the NCIB at any time if it feels appropriate to do so. As of the date hereof, the Corporation has purchased 130,000 SV Shares pursuant to the NCIB.

Purchases pursuant to the NCIB are expected to be made through the facilities of the TSXV, or such other permitted means (including through alternative trading systems in Canada), at prevailing market prices. The Corporation has engaged Canaccord Genuity Corp. to act as the broker through which the NCIB will be conducted. The Corporation purchased a total of 164,533 post-consolidation SV Shares during the 12 months prior to May 19, 2022 subject to its previous normal course issuer bid at an average purchase price of CAD$4.60 per SV Share. The SV Shares were acquired through the facilities of the TSXV by Canaccord Genuity Corp.

Shareholders may obtain, without charge, a copy of the “Notice of Intention to Make a Normal Course Issuer Bid” filed by the Corporation with the TSXV by contacting the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1.	Receipt of Financial Statements

The financial statements of the Corporation for the fiscal years ended December 31, 2021 and December 31, 2020, and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s audited financial statements for the fiscal years ended December 31, 2021 and December 31, 2020 will not constitute approval or disapproval of any matters referred to therein.

2.	Election of Directors

The Corporation’s articles provide that the Board will consist of a minimum of three and a maximum of ten directors.

At the Meeting, the Shareholders will be asked to consider, and, if thought fit, approve with or without variation a resolution electing a total of five (5) directors, being three (3) current members of the Board, namely Michel Amar, Alec Amar and Adam Rossman, and Gerard Rotonda and Zhichao Li who have been nominated to serve as an initial term as directors of the Corporation. It is intended that each of the directors will hold office until the next annual meeting of Shareholders of the Corporation or until his or her successor is elected or appointed, unless such office is earlier vacated in accordance with the provisions of the Corporation’s governing corporate statute. In order to be effective, this resolution requires the approval of not less than 50% of the votes cast by Shareholders represented at the Meeting in person or by proxy.

Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted FOR the election of each of the proposed nominees set forth in the table below.

Management has no reason to believe that any of the nominees will be unable to serve as a director. However, if any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy will be voted in favour of the remaining nominees, and may be voted in favour of a substitute nominee unless the Shareholder has specified in the proxy that the Shares represented thereby are to be withheld from voting in respect of the election of directors.

Pursuant to the advance notice provisions contained in the Articles of the Corporation (the “Advance Notice Provisions”), notice of nomination of persons to the Board require advance notice be given to the Corporation in circumstances where nomination of persons for election to the Board are made by Shareholders. The Advance Notice Provisions set a deadline by which Shareholders must submit nominations (a “Notice”) for the election of directors to the Board prior to any annual or special meeting of Shareholders at which directors will be nominated for election. The Advance Notice Provisions also set forth the information that a Shareholder must include in the Notice to the Corporation and establishes the form that Shareholders must submit the Notice for the Notice to be in proper written form. In the case of an annual meeting of Shareholders, a Notice must be provided to the Corporation not less than 30 days and not more than 65 days prior to the date of the annual meeting.

The purpose of the Advance Notice Provisions is to: (i) ensure that all Shareholders received adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual, or where the need arises, special meetings of Shareholders.

The foregoing is intended to be a summary of the Advance Notice Provisions and is qualified in its entirety by the Corporation’s Articles. Shareholders can access the Corporation’s Articles by visiting the Corporation’s profile on SEDAR at www.sedar.com. As of the date of this Information Circular, the Corporation has not received notice of a nomination in compliance with the Advance Notice Provisions.

The following table states the name of each person nominated by management for election as directors, such person’s principal occupation or employment, period of service as a director of the Corporation, and the approximate number of voting securities of the Corporation that such person beneficially owns, or over which such person exercises direction or control:

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director Since	Shares Owned or Controlled(1)
Michel Amar(3)(4)(5) Los Angeles, California	Chief Executive Officer and Chairman of the Corporation (2020 to present); President, NYAM LLC (2016 to present)	February 14, 2020	4,803,928 SV Shares 3,333 PV Shares
Alec Amar(6) Los Angeles, California	President and Director of the Corporation (2020 to present); President, Bit.Management, LLC (2018 to present)	February 14, 2020	94,700 SV Shares
Adam Rossman(2)(4)(5)(6) Los Angeles, California	Business and real estate attorney and a member of the California Bar since 1995.	February 14, 2020	14,746 SV Shares
Gerard Rotonda(2) New York, New York	Co-Founder and Partner, MMR Development (2018 to present); CFO and Executive Committee Member, Deutsche Bank Wealth, Management Americas (2011 to 2018)	Nominated	Nil
Zhichao Li(2) New York, New York	Co-Founder of Bitsource (April 2021 – Present); Vice President of Blockchain Dynamics (March 2020 – Present); Co-Founder and CEO of Fix Technology (January 2018 – March 2020)	Nominated	Nil

Notes:

(1)	Information about principal occupation, business or employment and number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above.

(2)	Proposed member of the Audit Committee. Following the Meeting, Gerard Rotonda will be appointed Chair of the Audit Committee.

(3)	518,333 SV Shares are held by Michel Amar, 626,544 SV Shares are held by Bit Mining International LLC, 2,165,889 SV Shares are held by Bit Management, LLC and 1,493,162 SV Shares are held by NYAM, LLC. Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC are each controlled by Michel Amar, CEO of Digihost. Mr. Amar is also the CEO of Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC. 3,333 PV Shares are held by NYAM, LLC. NYAM, LLC is controlled by Michel Amar.

(4)	Member of the Disclosure Committee. Adam Rossman is Chair of the Disclosure Committee

(5)	Member of the Governance and Nominating Committee. Donald Christie is Chair of the Governance and Nominating Committee

(6)	Member of the Compensation Committee. Adam Rossman is Chair of the Compensation Committee

(7)	45,000 SV Shares held by Alec Amar are held through Matbrands LLC, a company controlled by Alec Amar.

On a non-diluted basis, as a group the directors of the Corporation own 4,868,374 SV Shares for 17.58% of the total issued and outstanding SV Shares and 3,333 PV Shares for 100% of the total issued and outstanding PV Shares.

Biographical Notes for Directors

Michel Amar

Mr. Amar is a French-American businessman and entrepreneur known for his success in innovative technology, such as blockchain and electronics, as well as developing branded fashion. With a Bachelor’s degree in accounting and business management, Mr. Amar has worked and consulted with some of the most famous international brands, playing a vital role in their profitability and continued relevance. In 2019, Mr. Amar partnered with Brookstone, a novelty retailer, in developing exclusive, technologically advanced products for their consumer electronics market.

Alec Amar

Mr. Amar is an entrepreneur who has achieved success in both product development and licensing, as well as blockchain solutions. After graduating from the University of Southern California with a degree in economics and digital entrepreneurship, Mr. Amar devised and headed a blockchain operation, building out highly efficient and productive mining facilities. In addition to blockchain success, Mr. Amar’s product licensing company, MAT, a versatile R&D incubator, has partnered with notable brands such as Brookstone, in developing innovative electronics. As one of the sole licensees of Brookstone, Mr. Amar is actively curating a collection of intelligent, proprietary consumer electronics.

Adam S. Rossman

Mr. Rossman is a business and real estate attorney. He is a member of the California Bar since 1995. Mr. Rossman has handled transactions throughout the United States relating to commercial real estate and trademark licensing. Mr. Rossman maintains offices in Beverly Hills, CA. Mr. Rossman received his JD from Loyola Law School, Los Angeles in 1994, a MA in Rhetoric in 1990 and a BA in Rhetoric in 1988 both from University of California at Berkeley.

Gerard Rotonda

Mr. Rotonda was the Chief Financial Officer and Executive Committee Member for Deutsche Bank Wealth, Management Americas from 2011 through 2018. Mr. Rotonda has over 30 years of experience in business development and financial analysis, most recently as Co-Founder and Partner at MMR Development, a real estate company which develops or repositions office, residential and hotel properties. Mr. Rotonda has also been Senior Business Leader and Director Strategy and Planning at MasterCard Incorporated, Director Strategic Planning at Credit Suisse Group, and Vice President Investment Finance and Structured Lending at Citigroup. Mr. Rotonda holds a BSBA in Accounting and MBA from Boston University.

Zhichao Li

Ms. Li is an entrepreneur and environmentalist, who has dedicated herself to developing innovative technologies and creating positive social impacts. She served as the senior Vice President of Blockchain Dynamics upon joining and oversaw the blockchain business from financials to operations. As an early adopter of blockchain technology, Ms. Li, has successfully invested and managed infrastructure, manufacturing, and supply chains for public companies and start-ups. As the Acting Secretariat Director of the International Ecological Economy Promotion Association and Climate Change Manger in WildAid, Ms. Li believes and promotes energy conservation and sustainable development across more than 30 countries and leads the team to address how individual choices, be it on energy use, food choice, or transportation can make a difference for climate change. Ms. Li holds a Master’s degree in Business Administration from Tsinghua University in 2019 and Master of Art in the University of St. Andrews in 2010.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

To the knowledge of the Corporation, no proposed director of the Corporation is, as at the date of this Circular is, or within the 10 years prior to the date of this Circular, other than as listed below, has been, a director, chief executive officer or chief financial officer, of any company (including the Corporation) that:

(a)	while that person was acting in that capacity was subject to:

(i)	a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

(ii)	an order similar to a cease trade order, or

(iii)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days (an “Order”); or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of the Corporation, no proposed director of the Corporation (or any personal holding company of any such individual) is, or within the 10 years prior to the date of this Circular has:

(a)	been a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

Penalties or Sanctions

To the knowledge of the Corporation, no proposed director of the Corporation (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

3.	Appointment of Auditors

Raymond Chabot Grant Thornton LLP (“RCGT”) are the independent registered certified auditors of the Corporation. RCGT was first appointed as auditor of the Corporation on April 12, 2021. Management of the Corporation intends to nominate RCGT for reappointment as auditors of the Corporation.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to re-appoint RCGT to serve as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Unless the Shareholder has specifically instructed that his or her Shares are to be withheld from voting in connection with the appointment of RCGT, the persons named in the accompanying proxy intend to vote FOR the re-appointment of RCGT as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix their remuneration.

4.	Approval of Stock Option Plan

The Corporation maintains a share incentive plan (the “Stock Option Plan”), which was last approved by Shareholders at a meeting held on August 9, 2021. The Stock Option Plan is a rolling stock option plan that sets the number of SV Shares issuable thereunder at a maximum of 10% of the Shares issued and outstanding at the time of any grant.

Pursuant to TSXV policies, a TSXV-listed issuer is required to obtain the approval of its shareholders for a “rolling” stock option plan at each annual meeting of shareholders. Additionally, the TSXV adopted Policy 4.4 - Security Based Compensation (the “New Policy”) on November 24, 2021 to replace the former Policy 4.4 — Incentive Stock Options. Certain amendments were made to the Stock Option Plan to bring the Stock Option Plan into conformance with the New Policy. Accordingly, at the Meeting, Shareholders will be asked to approve an ordinary resolution to approve the Stock Option Plan for the ensuing year.

The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, the option to purchase SV Shares. The Stock Option Plan provides for a floating maximum limit of 10% of the outstanding Shares as permitted by the policies of the TSXV. As at the date hereof, options to purchase a total of 2,344,146 SV Shares have been issued to eligible participants under the Stock Option Plan and remain outstanding. As at the date hereof, the number of SV Shares remaining available for issuance under the Stock Option Plan is 424,445 SV Shares. The Stock Option Plan is subject to the approval of the TSXV.

For a summary of the Stock Option Plan, please see “Statement of Executive Compensation – Stock Option Plan”.

The full text of the Stock Option Plan is attached hereto as Schedule “B”.

Shareholder Approval of the Stock Option Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution re-approving the Stock Option Plan (the “Stock Option Plan Resolution”), which, to be effective, pursuant to TSXV policies, must be passed by not less than a majority of the votes cast by Shareholders at the Meeting.

The text of the Stock Option Plan Resolution is as follows:

“BE IT HEREBY RESOLVED that:

1.	the stock option plan of the Corporation, as described in the Management Information Circular of the Corporation dated June 20, 2022, be and the same is hereby ratified, confirmed and approved as the stock option plan of the Corporation;

2.	any director or officer be and is hereby authorized to amend the stock option plan of the Corporation should such amendments be required by applicable regulatory authorities including, but not limited to, the TSX Venture Exchange; and

3.	any one director or officer of the Corporation be and is hereby authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution.”

The Board recommends that Shareholders vote FOR the Stock Option Plan Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Shares represented by such proxy or voting instruction form are to be voted against the Stock Option Plan Resolution, the persons named in the proxy or voting instruction form will vote FOR the Stock Option Plan Resolution.

5.	Approval of Restricted Share Unit Plan

The Board approved amendments to the restricted share unit plan (the “RSU Plan”) for the Corporation on June 20, 2022. The TSXV adopted the New Policy to replace the former Policy 4.4 — Incentive Stock Options. The RSU Plan replaces the prior restricted share unit plan (the “Old RSU Plan”) that was approved by Shareholders on August 9, 2021. The RSU Plan is substantially similar to the Old RSU Plan and was adopted by the Board (a) to bring the Company’s RSU Plan into compliance with the New Policy and (b) replenish the SV Shares issuable under the RSU Plan. The RSU Plan is subject to the approval of the TSXV.

The purpose of the restricted share unit plan (the “RSU Plan”) is to attract and retain highly qualified officers, directors, key employees, consultants and other persons, and to motivate such officers, directors, key employees, consultants and other persons to serve the Corporation and its affiliates (“Affiliates”) and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the Plan provides for the grant of restricted share units (“RSUs”). Any of these awards of the RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof (as such performance goals are specified in the Award Agreement). The RSU Plan is intended to complement Stock Option Plan by allowing the Corporation to offer a broader range of incentives to diversify and customize the rewards for management and staff to promote long term retention.

The RSU Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, RSUs. The proposed RSU Plan provides for a fixed maximum limit of 2,768,591 of the outstanding SV Shares as permitted by the policies of the TSXV. At the time a grant (“Grant Date”) of RSUs is made, the Board may, in its sole discretion, establish a period of time (a “Vesting Period”) applicable to such RSUs. Each Award of RSUs may be subject to a different Vesting period. The Board may, in its sole discretion, at the time a grant of RSUs is made, prescribe restrictions in addition to or other than the expiration of the Vesting Period. Notwithstanding the foregoing, (i) RSUs that vest solely by the passage of time shall not vest in full in less than three (3) years from the Grant Date; (ii) RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the Grant Date; and (iii) RSUs granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the Grant Date, as such outside director may elect, and (b) if no election is made, upon the earlier of a change of control.

As of the date of this Circular, under the Old RSU Plan, an aggregate of 1,449,250 RSUs have been issued to officers, directors, key employees and consultants of the Corporation. As at the date hereof, the number of SV Shares remaining available for issuance under the Old RSU Plan, is 1,319,341.

For a summary of the RSU Plan, please see “Statement of Executive Compensation – Restricted Share Unit Plan”.

The full text of the RSU Plan is attached hereto as Schedule “C”.

Shareholder Approval for the Plan

At the Meeting, disinterested Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution approving the RSU Plan (the “RSU Plan Resolution”), which, to be effective, pursuant to TSXV policies, must be passed by not less than a majority of the votes cast by disinterested Shareholders at the Meeting.

The text of the RSU Plan Resolution is as follows:

“BE IT RESOLVED as an ordinary resolution that:

1.	the restricted share unit plan of the Corporation, as described in the Management Information Circular of the Corporation dated June 20, 2022, be and the same is hereby ratified, confirmed and approved as the restricted share unit plan of the Corporation;

2.	any director or officer be and is hereby authorized to amend the restricted share unit plan of the Corporation should such amendments be required by applicable regulatory authorities including, but not limited to, the TSX Venture Exchange; and

3.	any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.”

The Board recommends that Shareholders vote FOR the RSU Plan Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Shares represented by such proxy or voting instruction form are to be voted against the RSU Plan Resolution, the persons named in the proxy or voting instruction form will vote FOR the RSU Plan Resolution.

6.	Amendment to the Corporation’s Share Capital

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, a special resolution approving an amendment to the Notice of Articles and the Articles of the Corporation to (i) re-designate the SV Shares as “Common Shares” of the Corporation (the “Common Shares”); (ii) delete and remove references from the Notice of Articles and Articles of the PV Shares and the rights, privileges, restrictions and conditions attaching thereto. (the “Share Capital Resolution’’). The resolution approving the Share Capital Resolution must be approved by not less than 662/3% of the votes cast thereon by the holders of Shares represented in person or by proxy at the Meeting.

The Notice of Articles and Articles of the Corporation currently provide that the Corporation’s authorized share capital shall be composed of an unlimited number of SV Shares and an unlimited number of PV Shares. PV Shares are not available for distribution to the public. PV Shares may be converted into SV Shares at a ratio of 200 SV Shares for every 1 PV Share. Holders of PV Shares are entitled to one vote in respect of each SV Share into which such PV Share could ultimately then be converted, which for greater certainty, shall be equal to two-hundred (200) votes per PV Share, on all matters subject to shareholder vote, voting together as a single class with holders of SV Shares, except as otherwise prohibited by law. Holders of PV Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all PV Shares into SV Shares at the conversion ratio of 200:1) as to dividends and any declaration or payment of any dividend on the SV Shares. No dividend may be declared or paid on the PV Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted basis) on the SV Shares. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of PV Shares would be entitled to participate rateably along with all other holders of PV Shares (on an as-converted to SV Share basis) and SV Shares.

As at the date hereof, a total of 3,333 PV Shares are issued and outstanding. If the Share Capital Resolution is approved by Shareholders at the Meeting, it is expected that the issued and outstanding PV Shares will be converted to SV Shares prior to the re-designation of the SV Shares as Common Shares.

The Board has determined that, in order to simplify the capital structure of the Corporation, it is in the best interest of the Corporation to eliminate the dual-class structure and delete the PV Shares from the Corporation’s Notice of Articles and Articles and the references to the PV Shares therein, and to re-designate the SV Shares as the Common Shares, each carrying the right to vote and such other rights as are provided under corporate law.

If shareholder approval for the Share Capital Resolution is obtained, upon the filing of the Alteration Notice with the Registrar of Companies appointed under the BCBCA (the “Registrar of Companies”) to amend the Notice of Articles and Articles to delete the PV Shares and re-designate the SV Shares as Common Shares, the authorized share capital of the Corporation would consist exclusively of an unlimited number of Common Shares.

Share Capital Resolution

Shareholders are being asked to pass the following special resolution to approve the deletion of the PV Shares from the share capital of the Corporation and to the re-designation of the class of SV Shares as the Common Shares of the Corporation.

“IT IS RESOLVED THAT:

1. The Notice of Articles and Articles of the Corporation be amended to (i) delete in their entirety the PV Shares from the authorized share capital of the Corporation, and (ii) re-designate the SV Shares as the common shares in the capital of the Corporation.

2. The share capital of the Corporation, after giving effect to this resolution, shall consist of an unlimited number of common shares.

3. Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, and to do or to cause to be done all such other acts and things, as such person determines to be necessary or desirable or required by any regulatory authority in order to carry out the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

4. Notwithstanding the passing of this resolution by the shareholders of the Corporation, the directors are hereby authorized and empowered without further notice to or approval of the shareholders of the Corporation to revoke this resolution at any time prior to the filing of the Alteration Notice.”

The Board has concluded that the Share Capital Reduction is in the best interests of the Corporation and its Shareholders. Accordingly, the Board unanimously recommends that the Shareholders approve the Share Capital Reduction, by voting FOR the Share Capital Reduction, at the Meeting. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Shares represented by such proxy or voting instruction form are to be voted against the Share Capital Reduction, the persons named in the proxy or voting instruction form will vote FOR the Share Capital Reduction.

Irrespective of whether the Share Capital Resolution is passed by the Shareholders, the Board may elect not to proceed with the deletion of the PV Shares from the authorized share capital of the Corporation and re-designating the class of SV Shares as the Common Shares.

7.	Continuance into Ontario

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass a special resolution set forth below (the “Continuance Resolution”) authorizing the Corporation to make application for a Certificate of Continuance under the Ontario Business Corporations Act (the “OBCA”) which effects the continuance of the Corporation from the British Columbia Business Corporations Act (the “BCBCA”) to the OBCA (the “Continuance”).

The Continuance, if approved, will change the legal domicile of the Corporation and will affect certain rights of Shareholders as they currently exist under the BCBCA. The Board is of the view that it would be appropriate to continue the Corporation as an Ontario corporation for corporate and administrative reasons. As the head office of the Corporation and certain directors of the Company are located in Ontario, management believes that it will be more efficient and cost effective for the Corporation to be governed by the laws of Ontario. Management of the Corporation is of the view that the OBCA will provide to Shareholders the same rights as are available to Shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions and that Shareholders will not be adversely affected by the Continuance. Shareholders should consult their own independent legal advisors regarding the implications of the Continuance which may be of particular importance to them.

Upon the Continuance becoming effective, the BCBCA will cease to apply to the Corporation and the Corporation will become subject to the OBCA, as if it had been originally incorporated as an Ontario company. Shareholders will continue to hold one Share of the Corporation for each Share currently held. The principal attributes of the Shares after Continuance will be identical to the corresponding shares of the Corporation prior to the Continuance other than differences in shareholders’ rights under the OBCA and the BCBCA, a summary of which is provided below. The Continuation will not result in any change in the name or business of the Company or its assets, liabilities or net worth. The Continuation is not a reorganization, an amalgamation or a merger.

The directors and officers of the Corporation immediately following the Continuance will be identical to the directors and officers of the Corporation immediately prior to the Continuance. As of the effective date of the Continuance, the election, duties, resignations and removal of the Corporation’s directors and officers shall be governed by the OBCA and the proposed Articles of Continuance and By-laws, substantially in the forms annexed as Schedule “D” and “E” to this Circular, respectively.

Procedures for the Continuance

In order to effect the Continuance, the following steps must be taken:

1.	the Shareholders of the Corporation must approve the Continuance Resolution at the Meeting, being passed by resolution not less than 66 2/3% of the votes cast in person or by proxy at the Meeting, authorizing the Corporation to, among other things, file the continuation application with the Director appointed under the OBCA (the “Director”);

2.	the Corporation must make a written application to the Registrar of Companies under the BCBCA for consent to continue;

3.	the Registrar of Companies under the BCBCA must approve the proposed Continuance under the OBCA, upon being satisfied that the Continuance will not adversely affect creditors or shareholders of the Corporation;

4.	the Corporation must apply to the Director for a Certificate of Continuance and file Articles of Continuance under the OBCA to continue the Corporation into Ontario following receipt of the authorization of the Registrar of Companies;

5.	the Corporation must file a notice of discontinuance with the Registrar of Corporations, who will then issue a Certificate of Discontinuance; and

6.	the Director issues a Certificate of Continuance to the Corporation.

Effect of the Continuance

The Corporation is currently incorporated under the BCBCA. Upon issuance of a Certificate of Continuance for the Corporation under the OBCA, the Corporation will cease to be a corporation governed by the BCBCA and will be governed by the OBCA. The Continuance does not create a new legal entity and will not prejudice or affect the continuity of the Corporation. The Continuance will not result in any change in the business of the Corporation. Upon the completion of the Continuance, there is no change in: (i) the ownership of corporate property; (ii) liability for obligations; (iii) the existence of a cause of action, claim or liability to prosecution; (iv) enforcement against the Corporation of any civil, criminal or administrative proceedings pending; and (v) the enforceability of any conviction or judgment against or in favour of the Corporation. Furthermore, any Shares issued before the Continuance are deemed to have been issued in compliance with the OBCA and Articles of Continuance. The Continuance does not deprive a holder of Shares of any right or privilege or relieve a holder of Shares of any liability in respect of such Shares.

Corporate Governance Differences

There are important differences concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies between the BCBCA and the OBCA. The following is a summary comparison of certain provisions and the highlights of the BCBCA and the OBCA which pertains to rights of Shareholders. This summary is not intended to be exhaustive and Shareholders should consult their legal advisers regarding all of the implications of the Continuance.

a.	Charter Documents

Under the OBCA, the charter documents will consist of Articles of Continuance, which set forth, among other things, the name of the corporation and the amount and type of authorized capital, and By-Laws, which govern the management of the Corporation following the Continuance. Amongst other things, the Articles of Continuance will set the minimum number of directors of the Corporation at three (3) and the maximum number of directors of the Corporation at ten (10). The Articles and the By-Laws are kept at the Corporation’s registered office, or such other place in Ontario designated by the directors.

Under the BCBCA, the charter documents consist of a Notice of Articles, which sets forth the name of the corporation and the amount of authorized share structure, and Articles, which will govern the management of the Corporation. The Notice of Articles is filed with the Registrar of Companies while the Articles are kept at the Corporation’s records office.

The Continuance to Ontario and the adoption of the Articles of Continuance and By-Laws will not result in any substantive changes to the constitution, powers or management of the Corporation, except as otherwise described herein.

b.	Amendments to Charter Documents

Under the OBCA, certain fundamental changes require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolutions authorizing the alteration at a special meeting of shareholders, and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of the holders of other classes or series of shares, a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote. Authorization to amalgamate an OBCA corporation requires that a special resolution in respect of the amalgamation be passed by the holders of each class or series of shares entitled to vote thereon. The holders of a class or series of shares of an amalgamating corporation, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series in respect of an amalgamation if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the Articles, would entitle such holders to vote separately as a class or series under Section 170 of the OBCA.

Any substantive change to the charter documents of a company under the BCBCA, such as an alteration of the restrictions, if any, on the business carried on by a company, a change in the name of a company, an increase, reduction or elimination of the maximum number of shares that the company is authorized to issue out of any class or series of shares, an alteration of the special rights and restrictions attached to issued shares or continuance of a company out of the jurisdiction requires a resolution of the type specified in its Articles. If the Articles do not specify the type of resolution, a special resolution passed by the majority of votes that the Articles of the company specify is required, if that specified majority is at least two thirds and not more than three quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two thirds of the votes cast on the resolution. Other fundamental changes such as a proposed amalgamation or arrangement require a similar special resolution passed by holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by such changes.

c.	Sale of Undertaking

The OBCA requires approval by not less than two-thirds of the votes cast upon a special resolution at a duly called special meeting for a sale, lease or exchange of all or substantially all of the property of the company (other than in the ordinary course of business of the corporation). Holders of a class or series of shares, otherwise not entitled to vote, may vote separately only if the sale, lease or exchange would affect a particular class or series in a manner different from the shares of another class or series entitled to vote.

Under the BCBCA, a company may sell, lease, or otherwise dispose of all or substantially all of the undertaking (as opposed to ‘property’ under the OBCA) of the company if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the Articles of the company specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

d.	Rights of Dissent and Appraisal

The OBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable in respect of:

(i)	a resolution to amend its Articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the company;

(ii)	a resolution to amend its Articles to add, remove or change any restriction upon the business or businesses that the company may carry on or upon the powers that the corporation may exercise;

(iii)	a resolution to amalgamate with another corporation;

(iv)	a resolution to be continued under the laws of another jurisdiction; or

(v)	resolution to sell, lease or exchange all or substantially all the corporation’s property.

Although the procedure under the BCBCA for exercising rights of dissent differs from the procedure under the OBCA, the BCBCA still provides that shareholders who dissent to certain actions being taken by the company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. A shareholder is entitled to dissent in respect of:

(i)	a resolution to alter the company’s Articles to alter restrictions on the powers of the company or on the business that the company is permitted to carry on;

(ii)	a resolution to adopt an amalgamation agreement;

(iii)	a resolution to approve an amalgamation into a foreign jurisdiction;

(iv)	a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(v)	a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(vi)	a resolution to continue into a jurisdiction other than British Columbia;

(vii)	any other resolution, if dissent is authorized by resolution; or

(viii)	any court order that permits dissent.

See item (j), below - Shareholders’ Rights of Dissent in Respect of Continuance.

e.	Oppression Remedies

Under the OBCA, a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer, former officer of a company or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy and may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates:

(i)	any act or omission of the corporation or its affiliates effects, or threatens to effect, a result;

(ii)	the business or affairs of the corporation or its affiliates are, or have been or are threatened to be carried on or conducted in a manner; or

(iii)	the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer.

The OBCA contains rights that are substantially broader in that they are available to a larger class of complainants than the BCBCA. Under the BCBCA, a shareholder of a company has the right to apply to court on the ground that:

(i)	the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or

(ii)	some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

f.	Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such a right, duty or obligation.

A broader right to bring a derivative action is contained in the OBCA, and this right extends also to registered shareholders, former registered shareholders, beneficial owners of shares, former beneficial owners of shares, directors, former directors, officers and former officers of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

g.	Requisition of Meetings

Both the BCBCA and the OBCA provide that shareholders of a company holding than less than 5% of the issued voting shares of a company may give notice to the directors requiring them to call and hold a meeting.

h.	Place of Meetings

Subject to the Articles or any unanimous shareholder agreement, the OBCA permits meetings of shareholders to be held inside or outside Ontario as the directors determine, or in the absence of such a determination, at the place where the registered office of the corporation is located.

Under the BCBCA, meetings of shareholders are required to be held in British Columbia unless:

(i)	A location outside of British Columbia is provided for the in the Articles;

(ii)	The Articles do not restrict the company from approving a location outside of British Columbia, the location is approved by the resolution required by the Articles for that purpose, or if no resolution is specified then approved by ordinary resolution before the meeting is held, or

(iii)	The location for the meeting is approved in writing by the Registrar of Companies before the meeting is held.

i.	Directors

The OBCA and BCBCA both provide that a public company must have a minimum of three directors. The OBCA nor the BCBCA has neither a Canadian or a provincial residency requirement for directors.

j.	Shareholders’ Rights of Dissent in Respect of the Continuance

The following is a summary of the operation of the provisions of the BCBCA relating to a registered Shareholder’s dissent and appraisal rights in respect of the Continuance. Such summary is not a comprehensive statement of the procedures to be followed by a Shareholder who seeks such dissent and appraisal rights and is qualified in its entirety by reference to the full text of Part 8, Division 2 of the BCBCA which is attached to this Circular as a Schedule “F”. Any registered Shareholder considering the exercise of the right of dissent should seek legal advice, since failure to comply strictly with the provisions of the BCBCA may prejudice the registered Shareholder’s right of dissent. Persons who are beneficial owners of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of Shares desiring to exercise the right of dissent must make arrangements for the Shares beneficially owned to be registered in their name prior to the time the written objection to the Continuance Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such shares to dissent on their behalf.

Pursuant to Section 238 of the BCBCA, any shareholder who dissents from the Continuance Resolution (a “Continuance Dissenting Shareholder”) in compliance with Sections 237 to 247 of the BCBCA will be entitled to be paid by the Corporation the fair value of the Shares held by such Continuance Dissenting Shareholder determined as at the point in time immediately before the passing of the Continuance Resolution. A Continuance Dissenting Shareholder must dissent with respect to all Shares in which the holder owns a beneficial interest.

The filing of a notice of dissent deprives a Continuance Dissenting Shareholder of the right to vote at the Meeting, except if such Continuance Dissenting Shareholder ceases to be a Continuance Dissenting Shareholder in accordance with the Continuance Dissent Rights. For greater certainty, a shareholder who wishes to exercise the Continuance Dissent Rights may not vote in favour of the Continuance.

A shareholder who wishes to dissent must deliver written notice of dissent to the Corporation at its registered office, which is to be 18 King St. E., Suite 902, Toronto, Ontario, M5C 1C4, at least two days before the date on which the Continuance Resolution is to be voted upon and such notice of dissent must strictly comply with the requirements of Section 242 of the BCBCA.

In particular, the written notice of dissent must set out the number of Shares in respect of which the notice of dissent is to be sent and:

(i)	If such Shares constitute all of the Shares of which the Shareholder is the registered and beneficial owner, a statement to that effect;

(ii)	If such Shares constitute all of the Shares of which the Shareholder is both the registered and beneficial owner but if the Shareholder owns additional Shares beneficially, a statement to that effect and the name of the registered shareholders, the number of Shares held by such registered owners and a statement that written notices of dissent have or will be sent with respect to such share; or

(iii)	If the dissent rights are being exercised by a registered owner who is not the beneficial owner of such Shares, a statement to that effect and the name of the beneficial owner and a statement that the registered owner is dissenting with respect to all Shares of the beneficial owner registered in such registered owner’s name.

The Corporation is required promptly after the later of (i) the date on which the Corporation forms the intention to proceed with the Continuance; and (ii) the date on which the written notice of dissent was received to notify each Continuance Dissenting Shareholder of its intention to act on the Continuance. Upon receipt of such notification, each Continuance Dissenting Shareholder is then required, if the Continuance Dissenting Shareholder wishes to proceed with the dissent, within one month after the date of such notice to send to the Corporation (a) a written statement that the Continuance Dissenting Shareholder requires the Corporation to purchase all of its Shares; (b) the certificates representing such Shares, and (c) if the dissent right is being exercised by the Continuance Dissenting Shareholder on behalf of a beneficial owner who is not the Continuance Dissenting Shareholder, a statement signed by the beneficial owner which sets out whether beneficial owner is the beneficial owner of other Shares, and if so, (i) the names of the registered owners of such Shares; (ii) the number of such Shares; and (iii) the dissent is being exercised in respect of such Shares. A shareholder who fails to send the Corporation, within the required time frame, the written statements described above and the certificates representing the Shares in respect of which the Continuance Dissent Shareholder dissents, forfeits the shareholder’s right to dissent.

On sending the required documentation to the Corporation, the fair value for a Continuance Dissenting Shareholder’s Shares will be determined as follows:

(i)	If the Corporation and a Continuance Dissenting Shareholder agree on the fair value of the Shares, then the Corporation must promptly pay that amount to the Continuance Dissenting Shareholder or promptly send notice to the Continuance Dissenting Shareholder that the Corporation is lawfully unable to pay the Continuance Dissenting Shareholders for their Shares; or

(ii)	If a Continuance Dissenting Shareholder and the Corporation are unable to agree on a fair value, the Continuance Dissenting Shareholder may apply to the Supreme Court of British Columbia to determine the fair value of the Shares, and the Corporation must pay the Continuance Dissenting Shareholder the fair value determined by such Court or promptly send notice to the Continuance Dissenting Shareholder that the Corporation is lawfully unable to pay the Continuance Dissenting Shareholder for their Shares.

The Corporation will be lawfully unable to pay the Continuance Dissenting Shareholder the fair value of their Shares if the Corporation is insolvent or would be rendered insolvent by making the payment to the Continuance Dissenting Shareholder. In such event, Continuance Dissenting Shareholders will have 30 days to elect to either (a) withdraw their dissent or (b) retain their status as a claimant and be paid as soon as the Corporation is lawfully able to do so or, in a liquidation, be ranked subordinate to its creditors but in priority to its shareholders.

If the Continuance is not implemented for any reason, Continuance Dissenting Shareholders will not be entitled to be paid the fair value for their Shares and the Continuance Dissenting Shareholders will be entitled to the return of any Share certificates delivered to the Corporation in connection with the exercise of the Continuance Dissent Rights.

The discussion above is only a summary of the Continuance dissent rights, which are technical and complex. A Shareholder who intends to exercise Continuance dissent rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA. Persons who are beneficial owners of Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent. It is suggested that any shareholder wishing to avail himself or herself of the Continuance dissent rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA may prejudice the availability of such dissent rights. Continuance Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-consuming and expensive process.

Form of Resolution

Shareholders will be asked at the Meeting to approve with or without variation the Continuance Resolution as follows:

“NOW THEREFORE BE IT RESOLVED, as a special resolution, that:

1.	The continuance of the Corporation from the Province of British Columbia to the Province of Ontario, pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) and the Business Corporations Act (Ontario) (the “OBCA”) is hereby authorized and approved;

2.	the Corporation is hereby authorized to make an application to the Registrar of Companies appointed under the BCBCA, pursuant to the Section 308 of the BCBCA, for authorization to continue out of British Columbia into Ontario;

3.	the Corporation is hereby authorized to change its registered address to one within the Province of Ontario, pursuant to the continuance application;

4.	the Corporation is hereby authorized to make an application to the Director appointed under the OBCA, pursuant to section 180 of the OBCA, for a Certificate of Continuance continuing the Corporation into Ontario under the OBCA;

5.	subject to the issuance of such Certificate of Continuance and without affecting the validity of the Corporation and the existence of the Corporation by or under its Notice of Articles and Articles and any act done thereunder, effective upon issuance of the Certificate of Continuance, the Corporation adopt the Articles of Continuance forming part of the said application for continuance and By-laws, substantially in the forms annexed as Schedules “D” and “E”, respectively, to the Corporation’s management information circular dated June 20, 2022, in substitution for the Notice of Articles and Articles of the Corporation, be confirmed and approved;

6.	Peterson McVicar LLP be appointed as the Corporation’s agent to electronically file all necessary documents with the Director appointed under the OBCA;

7.	The directors of the Corporation are hereby authorized, without further approval of the Shareholders of the Corporation, to abandon the application for continuance of the Corporation under the OBCA at any time prior to the issuance of a certificate of continuance by the Director appointed under the OBCA; and

8.	Any director or officer of the Corporation is hereby authorized to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with such continuance (including, without limitation, the execution and delivery of such articles of continuance and of certificates or other assurances that such continuance will not adversely affect creditors or shareholders of the Corporation), the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination.”

The Board has concluded that the Continuance is in the best interests of the Corporation and its Shareholders. Accordingly, the Board unanimously recommends that the Shareholders approve the Continuance Resolutions, by voting FOR the Continuance Resolution at the Meeting. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Shares represented by such proxy or voting instruction form are to be voted against the Continuance Resolutions, the persons named in the proxy or voting instruction form will vote FOR the Continuance Resolutions.

7.	Amendment to Articles – Registered Office

At the Meeting, Shareholders will be asked to approve and adopt by a special resolution an amendment to the Corporation’s Articles authorizing the registered office of the Corporation to be moved from the Province of British Columbia to the Province of Ontario (the “First Articles Amendment Resolution”) in substantially the following form:

“NOW THEREFORE BE IT RESOLVED, as a special resolution:

1.	The Corporation’s Articles be amended pursuant to Section 259(1)(c) of the BCBCA to change the province or territory where the registered office of the Corporation is situated to the Province of Ontario, and the amended Articles in the form approved by the board of directors of the Corporation be filed with the Registrar of Companies and any other regulatory body; and

2.	Any officer or director of the Corporation be and the same is hereby authorized to execute such First Articles Amendment Resolution on behalf of the Corporation, and to do, sign and institute all other documents, assurances, and procedures necessary to fully and effectually carry out and complete all acts and proceedings authorized by the First Articles Amendment Resolution.”

Under the BCBCA and the Corporation’s Articles, the First Articles Amendment Resolution must be approved by special resolution, being the affirmative vote of at least two-thirds (66 2/3%) of the votes cast with respect to the First Articles Amendment Resolution by Shareholders present in person or represented by proxy at the Meeting.

The change in registered office is being made in accordance with the Continuance Resolution, whereby the Corporation will be continuing under the OBCA, and accordingly, will change its registered office address to an address within Ontario.

The Board has concluded that the First Articles Amendment Resolution is in the best interests of the Corporation and its Shareholders. Accordingly, the Board unanimously recommends that the Shareholders approve the First Articles Amendment Resolution, by voting FOR the First Articles Amendment Resolution at the Meeting.

8.	Amendment to Articles – Director Authorization to Appoint Interim Additional Directors

Basis of Amendment of the Articles

In contemplation of the Corporation’s continuance into Ontario, the Corporation wishes to bring its Articles into conformance with the OBCA. Section 125(3) of the OBCA allows the directors of a corporation to, if authorized by special resolution, determine the number of directors on the Board if the Articles provide for a minimum and maximum number. Once the special resolution in Section 125(3) is adopted by Shareholders, pursuant to Section 124(2), the Board will have the ability to appoint one or more additional directors between annual meetings of Shareholders, who shall hold office for a term expiring not later than the close of the next annual meeting of Shareholders. Section 124(2) further stipulates that the total number of directors appointed between annual meetings of Shareholders may not exceed one third of the number of directors elected at the previous annual meeting of Shareholders. The Board is of the opinion that in contemplation of continuing into Ontario, it is in the best interest of the Corporation to amend its Articles to provide its directors with the flexibility to appoint additional directors expediently. From time to time, the Board may identify an individual who could make a valuable contribution to the Corporation as a director. It will be beneficial for the Corporation if the Board possesses the ability to appoint such an individual as a director between Shareholder meetings without a vacant position needing to first arise. This will provide the Board with the appropriate expediency with which to enhance its composition if the opportunity arises. The special resolution altering the Articles (the “Second Articles Amendment Resolution”) will allow the Board to make additional appointments during the year without obtaining Shareholder approval until the next annual meeting of Shareholders.

Accordingly, at the Meeting, Shareholders will be asked to consider, and if deemed appropriate, to pass a special resolution authorizing the Second Articles Amendment Resolution to permit the directors of the Corporation to appoint one or more directors up to a maximum of one third of the number of directors elected at the previous annual meeting of Shareholders, to hold office for a term expiring not later than the close of the next annual meeting of Shareholders, subject to such amendments, variations or additions as may be approved at the Meeting.

Principal Effects of Amendment of the Articles

By adopting the Second Articles Amendment Resolution, the Board will be able to swiftly take advantage of opportunities to augment the Board and add value to its composition through increased numbers. At the same time, given the limit on the number of directors who can be added between annual meetings of Shareholders and the expiry of the term of such directors at the next annual meeting of Shareholders, the Shareholders will maintain their control over the Board’s composition.

Special Resolution

Section 259 of the BCBCA requires that adding, changing or removing any provision that are set out in the articles of a corporation must be approved by a special resolution of the shareholders of that corporation, being a majority of not less than two-thirds of the votes cast by the shareholders voting in respect of that resolution. The text of the special resolution to be voted on at the Meeting by the Shareholders is as follows:

“NOW THEREFORE BE IT RESOLVED as a special resolution that:

1.	The Articles of the Corporation be amended to allow the directors to appoint, without shareholder approval and in accordance with Section 125(3) and Section 124(2) of the OBCA, one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of Shareholders, with the total number of directors so appointed not exceeding one third of the number of directors elected at the previous annual meeting of shareholders;

2.	Any one director or officer of the Corporation be and the same is hereby authorized, for and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents and filings, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing; and

3.	The Board is hereby empowered and authorized to revoke this resolution in whole or in party at any time prior to it being acted upon, if the directors deem such revocation to be in the best interests of the Corporation.”

The Board believes that it is in the best interests of the Corporation to give the directors the flexibility to appoint additional directors and that it is in the best interests of the Corporation to obtain Shareholder approval for altering the articles. Therefore, the Board unanimously recommends that Shareholders vote in favour of the Second Articles Amendment Resolution. Unless a proxy contains instructions to vote against the Second Articles Amendment Resolution, the persons named in the enclosed proxy intend to vote FOR the Second Articles Amendment Resolution.

9.	Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, valid forms of proxy will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes the Corporation’s senior executive compensation objectives, philosophy and principles. The Corporation’s approach to executive compensation has been to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement. The Corporation attempts to maintain compensation arrangements that will attract and retain highly qualified individuals who are able and capable of carrying out the objectives of the Corporation.

Named Executive Officers

The total compensation paid during the financial year ended December 31, 2021 (the “Last Financial Year”), to the named executive officers of the Corporation (“NEOs”) is set out in the Summary Compensation Table below.

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Corporation means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Corporation;

(b)	a chief financial officer (“CFO”) of the Corporation;

(c)	in respect of the Corporation and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000; and

(d)	each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

During the Last Financial Year the Corporation had 4 NEOs: namely, Michel Amar the Corporations’ Chief Executive Officer (the “CEO”), Cindy Davis (former Chief Financial Officer of the Corporation), Paul Ciullo the Corporations’ Chief Financial Officer (the “CFO”) and Alec Amar, the Corporations’ President and Chief Operating Officer (the “COO”).

Oversight and Description of Director and NEO Compensation

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Corporation’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of stock options (“Options”) and RSUs for SV Shares, which will be a significant component of executive compensation. This approach is based on the assumption that the performance of the SV Share price over the long term is an important indicator of long-term performance.

The Corporation’s compensation philosophy is based on the following fundamental principles:

●	Compensation programs align with shareholder interests – the Corporation aligns the goals of executives with maximizing long-term shareholder value;

●	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Corporation and fluctuate with the performance; and

●	Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs will be developed based on the above-mentioned compensation philosophy and will be as follows:

●	to attract and retain highly qualified executive officers;

●	to align the interests of executive officers with shareholders’ interests and with the execution of the Corporation’s business strategy;

●	to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and

●	to tie compensation directly to those measurements and reward based on achieving and exceeding predetermined objectives.

The Corporation believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Corporation’s objective is to establish benchmarks and targets for its NEOs that will enhance shareholder value if achieved

The compensation committee of the Board (the “Compensation Committee”) assists the Board in its oversight of compensation. The Compensation Committee is comprised of Michel Amar, Donald Christie and Adam Rossman (Chair). Mr. Rossman are considered “independent” within the meaning of Canadian Securities Administrator’s National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Compensation Committee ensures an objective process for determining compensation by providing that a majority of members of the Compensation Committee are considered independent within the meaning of NI 58-101. Michel Amar’s experience relevant to compensation matters includes his former executive roles in various companies at which Mr. Amar was involved in setting of pay for performance policies and oversaw the development of compensation plans. Donald Christie’s experience relevant to compensation matters includes his various roles as an executive and director for various publicly listed issuers. In these roles, Mr. Christie has had the opportunity to oversee the development of various compensation plans and determine the application of these plans to executives and other employees. Adam Rossman’s experience relevant to compensation matters includes his role as a business attorney.

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking. The Corporation’s security trading policy restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of TSXV funds that are designed to hedge or offset a decrease in market value of equity. To the knowledge of the Corporation, as of the date of hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Base salaries, if any, are fixed in amount and do not encourage risk taking. While annual incentive awards will focus on the achievement of short-term or annual goals and short-term goals may encourage the taking of short-term risks at the expense of long-term results, the Corporation’s annual incentive award program will represent a small percentage of employees’ compensation opportunities.

Share based awards are important to further align employees’ interests with those of the Shareholders. The ultimate value of the awards is tied to the price of the SV Shares and since awards are expected to be staggered and may be subject to long-term vesting schedules, they will help ensure that directors and NEOs have significant value tied in long-term stock price performance.

Aggregate compensation for each NEO is designed to be competitive. The Compensation Committee will review from time to time the compensation practices of similarly situated companies when considering the Corporation’s executive compensation practices.

The Compensation Committee reviews each element of compensation for market competitiveness, and although it may weigh a particular element more heavily based on the NEO’s role within the Corporation, it is primarily focused on remaining competitive in the market with respect to total compensation.

From time to time, on an ad hoc basis, the Compensation Committee will review data related to compensation levels and programs of various companies that are similar in size to the Corporation and operate within technology industries or other emerging sectors. The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Corporation in assessing compensation levels. These other companies are identified in this Circular under the heading “Corporate Governance – Directorships”.

Compensation Governance

The Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee ensures that total compensation paid to all NEOs is fair, reasonable, and consistent with the Corporation’s compensation philosophy.

A combination of fixed and variable compensation is used to motivate executive officers to achieve overall corporate goals. The three basic components of the Corporation’s executive officer compensation program are:

●	base salary;

●	annual incentive (bonus) payments; and

●	Long-term incentive compensation (in the form of Options and/or RSUs)

Base salaries, if any, are paid in cash and constitute the fixed portion of the total compensation paid to executive officers. Annual incentives and option-based compensation comprise the remainder, and represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) market performance of the SV Shares. To date, no specific formula has been developed to assign a specific weighting to each of these components. Instead, the Board will consider each performance target and the Corporation’s performance and assign compensation based on this assessment.

Base Salary

The Compensation Committee approves the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels and practices of similarly situated companies and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Corporation may consider comparative data for the Corporation’s peer group, which are accumulated from a number of external sources including independent consultants. The Corporation’s policy for determining salary for executive officers will be consistent with the administration of salaries for all other employees.

Annual Incentive (Cash Bonus) Payments

Cash annual incentive awards are based on various personal and company-wide achievements. Performance goals for annual incentive payments are subjective and include achieving individual and corporate targets and objectives, as well as general performance in day-to-day corporate activities.

The Board approves target annual incentive amounts for each NEO at the beginning of each financial year. The Compensation Committee determines target amounts based on a number of factors, including comparable compensation of similar companies. Funding of the annual incentive awards is capped at the Corporation level and the distribution of funds to the executive officers will be at the discretion of the Compensation Committee. Each NEO may receive partial or full payment of the target annual incentive amount set by the Compensation Committee at the beginning of each financial year, depending on the number of the predetermined targets met, and the assessment of such NEO’s overall performance by the Compensation Committee and the Board.

In order to develop a recommendation to the Board regarding annual incentive payments, the Compensation Committee assesses NEO performance subjectively, considering each NEO’s respective success in achieving his or her individual objectives, contributions to the achievement of the Corporation’s goals, and contributions to meeting the needs of the Corporation that arise on a day-to-day basis. If the Compensation Committee cannot unanimously agree on a recommendation in respect of an NEO’s annual incentive payment, the matter is referred to the full Board for decision.

The Board relies heavily on the recommendations of the Compensation Committee in granting annual incentives. However, the Board reserves ultimate discretion in determining whether each NEO has met his or her targets, and has the right make positive or negative adjustments to any annual incentive payment recommended by the Compensation Committee that it deems appropriate.

Long-Term Incentive Compensation

Options and RSUs may be granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of the Corporation. Options and RSUs are awarded to directors and employees, including NEOs, at the Board’s discretion, on the recommendation of the Compensation Committee. Decisions with respect to options and RSUs granted are based upon the individual’s level of responsibility and their contribution towards the Corporation’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Board and the Compensation Committee considers outstanding Options and RSUs granted under the Stock Option Plan and RSU Plan and held by management in determining whether to make any new grants of options and RSUs, and the quantum or terms of any options or RSUs grant.

The objective of the RSU Plan is to further aid in retaining eligible employees while maintaining alignment of compensation with the long-term share price performance provided to the Corporation’s Shareholders. RSUs aid in promoting greater share ownership by executives and employees at the Corporation and aligning the Corporation compensation practices closer to market practices. Furthermore, the RSU Plan diversifies the types of incentive-based compensation, enabling the Board to better tailor such awards to the duties and responsibilities of the Directors, Employees and Consultants (collectively referred to as “Service Providers” within the plan document). While initially intended to only vest based on the continued service of Eligible Persons with the Corporation, in the future, the proposed RSU Plan will also provide the Board with the alternative of establishing specific performance-based goals in addition to service-based restrictions when determining the vesting of specific RSU grants. This will provide the opportunity to further strengthen the alignment of interests of eligible employees (namely executives) with the achievement of the Corporation’s long-term strategic plan and the interests of Shareholders.

The objective of the Corporation’s Stock Option Plan is to further aid in retaining qualified talent while maintaining alignment of compensation with the long-term share price performance provided to the Corporation’s shareholders. Options are awarded to directors, consultants and employees, including NEOs, at the Board’s discretion, on the recommendation of the Compensation Committee. Decisions with respect to Options granted are based upon the individual’s level of responsibility and their contribution towards the Corporation’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Compensation Committee considers outstanding Options granted under the Stock Option Plan held by management in determining whether to make any new grants of Options, and the quantum or terms of any Option grant.

In order to arrive at a particular recommendation for performance-based compensation under the Stock Option Plan, the Compensation Commitee will use objectively determinable performance targets, where possible, under one or more of the following business criteria, individually or in combination: (i) Technical Matters; (ii) Capital Markets; (iii) Corporate Development; (iv) Community Initiatives; (v) Operational Matters; and (vi) Board Liaison Matters.

Stock Option Plan

The Stock Option Plan was adopted by the Board on October 23, 2017 and must be re-approved by the Shareholders on a yearly basis pursuant to the policies of the TSXV. The Stock Option Plan was last approved by Shareholders the last annual and special meeting of the Corporation held on August 9, 2021. At the Meeting, the Shareholders will be asked to approve the rolling 10% Stock Option Plan for the ensuing year.

Pursuant to the adoption of the New Policy by the TSXV, the Board amended the Stock Option Plan to bring the Stock Option Plan into compliance with the New Policy.

The purpose of the Stock Option Plan is to allow the Corporation to grant options to directors, officers, employees and consultants, as additional compensation and as an opportunity to participate in the success of the Corporation. The granting of such options is intended to align the interests of such persons with that of the Corporation’s shareholders.

The following is a summary of the material terms of the Stock Option Plan (any terms not defined herein have the meaning defined in the Stock Option Plan):

(i)	Persons who are Eligible Persons of the Corporation are eligible to receive grants of options under the Stock Option Plan. Eligible Persons include any director, office, Employee, Management Company Employee, or Consultant of the Corporation or any of its subsidiaries.

(ii)	The aggregate maximum number of the SV Shares available for issuance from treasury under the Stock Option Plan at any given time is 10% of the outstanding Shares as at the date of grant of an Option under the Stock Option Plan.

(iii)	No options shall be granted to any optionee if such grant could result, at any time, in:

(A)	the issuance to any one Eligible Person, within a one-year period, together with SV Shares issuable to such Eligible Person under all other security-based compensation arrangements of the Corporation, of a number of SV Shares exceeding 5% of the issued and outstanding Shares;

(B)	the issuance to any one Consultant, within any 12-month period, of a number of SV Shares exceeding 2% of the issued and outstanding Shares, together with SV Shares issuable to such Consultant under all other security-based compensation arrangements of the Corporation; and

(C)	the issuance to employees conducting investor relations activities, within any 12 month period, of an aggregate number of SV Shares exceeding 2% of the issued and outstanding Shares;

unless permitted otherwise by any applicable stock exchange.

(iv)	Disinterested Shareholder Approval is required for the following:

(A)	any individual stock option grant that would result in the grant to Insiders (as a group), within a 12-month period, of an aggregate number of options exceeding 10% of the issued Shares, calculated on the date an option is granted to any Insider; and

(B)	any individual stock option grant that would result in the number of SV Shares issued to any individual in any 12-month period under this Plan exceeding 5% of the issued Shares, less the aggregate number of shares reserved for issuance or issuable under any other Share Compensation Arrangement of the Corporation.

(v)	The term of an Option shall not exceed 10 years from the date of grant of the Option and the Expiry Date for each Option shall be set by the Board at the time of issue of the Option.

(vi)	All Options granted to Eligible Persons retained to perform Investor Relations Activities will vest and become exercisable in stages over a period of not less than twelve (12) months, with no more than one-quarter (1/4) of such Options vesting and becoming exercisable in any three (3) month period.

(vii)	An Option shall vest and may be exercised in whole or in part at any time during the term of such Option after the date of the grant as determined by the Board, subject to extension where the expiry date falls within a Blackout Period.

(viii)	Options may be granted by the Corporation and the exercise price of such Options shall be determined pursuant to the recommendations of the Board or a committee appointed to administer the Stock Option Plan from time to time provided and to the extent that such decisions are approved by the Board. The exercise price of an Option shall not be less than the Market Value of the Shares as of the Grant Date, subject to any allowable discounts permitted by the TSXV.

(ix)	The Stock Option Plan provides that if a change of control (as defined in the Stock Option Plan) occurs, or if the Corporation is subject to a take-over bid, all Shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. The Board may also accelerate the expiry date of outstanding options in connection with a take-over bid.

(x)	The Stock Option Plan contains adjustment provisions with respect to outstanding options in cases of share reorganizations, special distributions and other corporation reorganizations including an arrangement or other transaction under which the business or assets of the Corporation become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the shareholders of the Corporation, or the exchange with the shareholders of the Corporation, of securities of the Corporation or securities of another company. Any adjustment, other than in connection with a consolidation or stock split, to an Option granted or issued under the Stock Option Plan is subject to the prior acceptance of the TSXV, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

(xi)	The Stock Option Plan provides that on the death or disability of an option holder, all vested options will expire at the earlier of 365 days after the date of death or disability and the expiry date of such options. Where an optionee is terminated for cause, any outstanding options (whether vested or unvested) are cancelled as of the date of termination. If an optionee retires or voluntarily resigns or is otherwise terminated by the Corporation other than for cause, then all vested options held by such optionee will expire at the earlier of (i) the expiry date of such options and (ii) the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee ceases its office, employment or engagement with the Corporation.

(xii)	In lieu of the exercise price of each SV Share underlying an Option being paid in cash, the Option may be exercised, except Options granted to persons performing investor relations activities, at the discretion of the Option holder and only with the written permission of the Board and as permitted by the policies of the TSXV or other stock exchange on which the SV Shares are listed, by a net exercise whereby the Option holder will receive only the number of SV Shares underlying the Option that is the equal to the quotient obtained by dividing: (a) the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying SV Shares and the exercise price of the subject Options by, (b) the VWAP of the underlying Common Shares.

The Stock Option Plan contains a provision that if pursuant to the operation of an adjustment provision of the Stock Option Plan, an optionee receives options (the “New Options”) to purchase securities of another company (the “New Company”) in respect of the optionee’s options under the Stock Option Plan (the “Subject Options”), the New Options shall expire on the earlier of: (i) the expiry date of the Subject Options; (ii) if the optionee does not become an eligible person in respect of the New Company, the date that the Subject Options expire pursuant to the applicable provisions of the Stock Option Plan relating to expiration of options in cases of death, disability or termination of employment discussed in the preceding paragraph above (the “Termination Provisions”); (iii) if the optionee becomes an eligible person in respect of the New Company, the date that the New Options expire pursuant to the terms of the New Company’s stock option plan that correspond to the Termination Provisions; and (iv) the date that is one (1) year after the optionee ceases to be an eligible person in respect of the New Company or such shorter period as determined by the Board.

The full text of the Stock Option Plan is attached hereto as Schedule “B”.

Restricted Share Unit Plan

The RSU Plan is available to directors, employees and consultants which are collectively referred to in the RSU Plan as Service Providers of the Corporation, as determined by the Board (the “Eligible Grantees”). As of the date of this Circular, the Corporation has granted 1,449,250 RSUs to Eligible Grantees.

The RSU Plan is intended to complement the Stock Option Plan by allowing the Corporation to offer a broader range of incentives to diversify and customize the rewards Eligible Grantees to promote long term retention and greater alignment with the competitive market. The following information is intended to be a brief description and summary of the material features of the RSU Plan (any terms not defined herein have the meaning defined in the RSU Plan):

(a)	The RSU Plan provides for a fixed maximum limit of 2,768,591 SV Shares available for issuance under the RSU Plan. The number of share issuable pursuant to the RSU Plan is in accordance with the policies of the TSXV. The number of SV Shares issued or to be issued under the RSU Plan and all other security-based compensation arrangements, at any time, shall not exceed 20% of the total number of the issued and outstanding Shares of the Corporation;

(b)	The total number of SV Shares issuable to insiders under the RSU Plan, at any time, together with any other security-based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares of the Corporation;

(c)	Unless disinterested shareholder approval has been obtained, the total number of SV Shares issuable to insiders within any one-year period under the RSU Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation;

(d)	Unless disinterested shareholder approval has been obtained, the total number of SV Shares issuable to any one Service Provider within any one-year period under the RSU Plan shall not exceed 1% percent of the issued and outstanding SV Shares of the Corporation;

(e)	Unless disinterested shareholder approval is obtained and except as otherwise may be permitted by the policies of the TSXV, the maximum aggregate number of Class B Shares that are issuable pursuant to the Plan together with all security-based compensation arrangements granted or issued in any 12 month period to any one Grantee must not exceed 5% of the Shares, calculated as at the date of any Security Based Arrangement is granted or issued to the Grantee;

(f)	The total number of SV Shares issuable to all Service Providers within any one-year period under the RSU Plan shall not exceed 2% percent of the issued and outstanding SV Shares of the Corporation;

(g)	Neither awards nor any rights under any such awards shall be assignable or transferable. If any SV Shares covered by an award are forfeited, or if an award terminates without delivery of any SV Shares subject thereto, then the number of SV Shares counted against the aggregate number of SV Shares available under the RSU Plan with respect to such award shall, to the extent of any such forfeiture or termination, again be available for making awards under the RSU Plan. The RSU Plan shall terminate automatically after ten years and may be terminated on any earlier date or extended by the Board;

(h)	in no case shall a Restricted Stock Unit vest within one (1) year from the Grant Date;

(i)	If the Company completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Grantee who was also an officer or employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards shall immediately vest and be settled;

(j)	Grantees of RSUs shall have no rights as Shareholders. The Board may provide in an Award Agreement evidencing a grant of RSUs that the Grantee shall be entitled to receive, upon the Company’s payment of a cash dividend on its outstanding SV Shares, a cash payment for each RSU granted equal to the per-share dividend paid on the outstanding SV Shares. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Restricted Share Units at a price per unit equal to the Fair Market Value of the SV Shares on the date that such dividend is paid. Any grant of additional RSUs pursuant to Section 8.4(a) of the RSU Plan must be included in the maximum number of Shares subject to the Plan pursuant to Section 4 of the RSU Plan. If there are not a sufficient number of Shares available under the RSU Plan to satisfy the grant of additional RSUs, notwithstanding any provision in the applicable Award Agreement, the Company shall satisfy the obligation by way of cash payment;

(k)	Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, subject to prior TSXV approval, upon the termination of a Grantee’s Service, any RSUs granted to a Grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of RSUs, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to receive dividends with respect to the RSUs.

The Board may at any time, in its sole discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the RSU Plan and may amend the terms and conditions of any awards thereunder, subject to (a) any required approval of any applicable regulatory authority or the TSXV, and (b) approval of Shareholders of the Corporation, provided that , unless required by the TSXV, Shareholder approval shall not be required for the following amendments and the Board may make changes which may include but are not limited to: (i) amendments of a ‘housekeeping nature’; (ii) changes to vesting provisions; or (iii) changes to the term of the RSU Plan or awards made under the RSU Plan provided those changes do not extend the restriction period of any RSU beyond the original expiry date or restriction period. The Board may amend, modify, or supplement the terms of any outstanding award.

Restricted Share Units

The RSU Plan provides that the Board of the Corporation may, from time to time, in its sole discretion, grant awards of RSUs to Eligible Grantees. Each RSU shall represent one SV Share of the Corporation. The Board may, in its sole discretion, establish a period of time (a “Vesting period”) applicable to such RSUs. Each award of RSUs may be subject to a different Vesting period. The Board may, in its sole discretion, prescribe restrictions in addition to or other than the expiration of the Vesting period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the RSUs. The performance criteria will be established by the Board in its sole discretion. The Board may, in its sole discretion, revise the performance criteria. Notwithstanding the foregoing, (i) RSUs that vest solely by the passage of time shall not vest in full in less than three (3) years from the grant date; (ii) RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the grant date; and (iii) RSUs granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the grant date, as such outside director may elect, and (b) if no election is made, upon the earlier of a Change of Control (as such term is defined in the RSU Plan) or his or her resignation from the Board.

Upon the expiration or termination of the Vesting period and the satisfaction of any other restrictions prescribed by the Board, the RSUs shall vest and shall be settled in either cash or Shares, as the Committee may so determine, unless otherwise provided in the Award Agreement.

A cash payment shall be in the amount equal to the “Market Price” per share as defined in the policies of the applicable stock exchange as the trading day prior to the date of vesting, and certified funds shall be paid for the RSUs valued at the Market Price. A Share payment shall be for Shares issued by the Corporation from treasury and a share certificate for that number of Shares equal to the number of vested RSUs shall be free of all restrictions. The cash payment or Shares shall be delivered to the Grantee or the Grantee’s beneficiary or estate, as the case may be.

If a grantee’s employment is terminated with cause, the Corporation may, within 30 days, annul an award if the grantee is an employee of the Corporation or an affiliate thereof. If a grantee’s employment is terminated with or without cause, unless the Board otherwise provides in an award agreement or in writing after the award agreement is issued, any RSUs that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon the death of a Grantee, any RSUs granted to such Grantee which, prior to the Grantee’s death, have not vested, will immediately vest, subject to the pass of one (1) year from the Grant Date, and the Grantee’s estate shall be entitled to receive payment in accordance with the terms of the RSU Plan. The period in which the Grantee’s estate may make such a claim of entitlement must not exceed one (1) year from the date of the Grantee’s death.

Performance Graph

The performance graphs below relates to the cumulative total Shareholder return of $100 invested in SV Shares from February 14, 2020 to December 31, 2021 as compared with the total cumulative return of the S&P/TSX Composite Total Return Index, and the total compensation awarded to NEOs for the same period. The Company completed the reverse takeover of HashChain Technology Inc. on February 14, 2020 and therefore has a limited history.

	February 14, 2020	December 31, 2020	December 31, 2021
Digihost Technology Inc. SV Shares	$100.00	$97.71	$118.94
S&P/TSX Composite Index	$100.00	$107.61	$216.30
Total NEO Compensation(1)	-	$503,733	$5,039,145

Notes:

(1)	The Total NEO compensation consists of the annualized base salary and the annual incentive (bonus) earned during the period covered, as well as the value of the long-term incentive awards of the NEOs. The value of long-term incentive awards represents the grant date fair value of option-based awards and of the SV Shares underlying RSU awards, which value may not be fully realized.

The NEOs’ compensation is determined in accordance with the principles set forth herein and is not specifically based on the performance of the SV Shares, mainly due to the fact that the price of the SV Shares is affected by external market factors beyond the Company’s and the NEOs’ control.

Summary Compensation Table

The following table provides information for the fiscal year ended December 31, 2021 (the “Last Financial Year”), and the fiscal periods ended December 31, 2020 and December 31, 2019, regarding compensation earned by the following NEOs:

					Non-equity incentive plan compensation ($)
Name and principal position	Fiscal Period Ended	Salary ($)	Share-based awards ($)(5)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Michel Amar,	2021	Nil	Nil	2,978,900	Nil	Nil	Nil	Nil	2,978,900
Chief Executive Officer,	2020	Nil	Nil	220,377	Nil	Nil	Nil	Nil	220,377
Director (1)(6)	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cindy Davis,	2021	14,092	Nil	57,200	Nil	Nil	Nil	Nil	71,292
Former Chief Financial	2020	40,941	Nil	22,038	Nil	Nil	Nil	Nil	62,979
Officer(2)	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Paul Ciullo,	2021	77,157	Nil	175,240	Nil	Nil	Nil	Nil	252,397
Chief Financial	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Officer(3)	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Alec Amar,	2021	144,231	Nil	1,862,325	Nil	Nil	Nil	Nil	2,006,556
President and Chief Operating Officer,	2020	Nil	Nil	220,377	Nil	Nil	Nil	Nil	220,377
Director(4)(7)	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	On February 14, 2020, Michel Amar was appointed Chief Executive Officer of the Corporation.

(2)	On February 14, 2020, Cindy Davis became the Chief Financial Officer of the Corporation. Compensation for Ms. Davis’ services was paid to Marrelli Support Services Inc. Ms. Davis is an employee of Marrelli Support Services Inc. On April 29, 2021, Cindy Davis resigned as the Chief Financial Officer of the Corporation. On April 29, 2021, Paul Ciullo became the Chief Financial Officer of the Corporation.

(3)	On April 29, 2021, Paul Ciullo became the Chief Financial Officer of the Corporation.

(4)	On February 14, 2020, Alec Amar was appointed President of the Corporation.

(5)	Amounts reflect the fair value of SV Shares issued and/or RSUs recognized in the applicable year.

(6)	$Nil of Michel Amar’s compensation relate to his position as a director.

(7)	$Nil of Alec Amar’s compensation relate to his position as a director.

(8)	On January 5, 2021, the Corporation granted an aggregate of 266,666 stock options to Michel Amar and Alec Amar with an expiry date of January 5, 2026 and the exercise price of C$3.75 per SV Share. The stock options vest in full six (6) months from the date of grant. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions:5 year expected term; 155% volatility; risk-free interest rate of 0.39% per annum; and a dividend yield of 0%.

(9)	On March 25, 2021, the Corporation granted an aggregate of 316,332 stock options to Michel Amar, Alec Amar, Paul Ciullo and Cindy Davis with an expiry date of March 25, 2026 and the exercise price of C$7.47 per SV Share. The stock options vest in full six (6) months from the date of grant. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: 5 year expected term; 155% volatility; risk-free interest rate of 0.90% per annum; and a dividend yield of 0%.

(10)	On May 17, 2021, the Corporation granted an aggregate of 275,000 stock options to Michel Amar, Alec Amar and Paul Ciullo with an expiry date of May 17, 2026 and the exercise price of C$7.47 per SV Share. The stock options vest in full six (6) months from the date of grant. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: 5 year expected term; 105% volatility; risk-free interest rate of 0.95% per annum; and a dividend yield of 0%.

(11)	On June 22, 2021, the Corporation granted an aggregate of 161,666 stock options to Michel Amar, Alec Amar and Paul Ciullo with an expiry date of June 22, 2026 and the exercise price of C$4.20 per SV Share. The stock options vest in full six (6) months from the date of grant. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: 5 year expected term; 105% volatility; risk-free interest rate of 0.95% per annum; and a dividend yield of 0%.

Employment, Consulting, and Management Agreements

Alec Amar

On January 21, 2022, the Corporation entered into a employment agreement with Alec Amar pursuant to which Mr. Amar provides services as President of the Corporation in consideration of an annual rate of US$375,000. Mr. Amar shall be eligible to receive an annual discretionary incentive payment upon achievement of certain Corporation and individual performance goals. Subject to the automatic extension provided for below, this agreement shall be for an initial term of three (3) years and expire on January 21, 2025. Unless earlier terminated as hereinafter provided, the initial term of this agreement shall be automatically extended on a yearly basis upon the expiration of the initial term or any additional terms, unless thirty days prior to the end of the initial term or any additional term, either party shall have given written notice to the other stating that the term of this agreement shall not be extended.

Michel Amar

On January 21, 2022, the Corporation entered into an employment agreement with Michel Amar pursuant to which Mr. Amar provides services as CEO of the Corporation in consideration of an annual rate of US$500,000. Mr. Amar shall be eligible to receive an annual discretionary incentive payment upon achievement of certain Corporation and individual performance goals. Subject to the automatic extension provided for below, this agreement shall be for an initial term of three (3) years and expire on January 21, 2025. Unless earlier terminated as hereinafter provided, the initial term of this agreement shall be automatically extended on a yearly basis upon the expiration of the initial term or any additional terms, unless thirty days prior to the end of the initial term or any additional term, either party shall have given written notice to the other stating that the term of this agreement shall not be extended.

Donald Christie

On February 1, 2022, the Corporation entered into an employment agreement with Donald Christie pursuant to which Mr. Christie provides services as Chief Operating Officer of the Corporation in consideration of an annual rate of US$250,000. Mr. Christie shall be eligible to receive an annual discretionary incentive payment. Subject to the automatic extension provided for below, this agreement shall be for an initial term of three (3) years and expire on February 1, 2025. Unless earlier terminated as hereinafter provided, the initial term of this agreement shall be automatically extended on a yearly basis upon the expiration of the initial term or any additional terms, unless thirty days prior to the end of the initial term or any additional term, either party shall have given written notice to the other stating that the term of this agreement shall not be extended.

Cindy Davis

The Corporation paid Marrelli Support Services Inc. cash consideration in the amount of $14,092 for the financial year ended December 31, 2021 for the services provided by Ms. Davis in the role of the former Chief Financial Officer of the Corporation. Ms. Davis resigned as Chief Financial Officer of the Corporation and was replaced by Paul Ciullo effective April 29, 2021.

Paul Ciullo

On March 25, 2021, the Corporation entered into a consulting agreement with Paul Ciullo pursuant to which Mr. Ciullo provides services as Vice-President, Finance of the Corporation in consideration of (i) a salary of USD$5,000 per month in cash, for a maximum of twenty (20) hours services per month and (ii) 50,000 Options, exercisable to purchase 50,000 SV Shares at a price of CAD$2.50 per SV Share, expiring on March 25, 2026 and vesting as to one third immediately, one third on the first anniversary of the consulting agreement and one third on the second anniversary of the consulting agreement every twelve months. Mr. Ciullo became the Chief Financial Officer of the Corporation on April 29, 2021. Mr Ciullo received a total of $77,157 from the Corporation for the financial year ended December 31, 2021. Effective April 1, 2022 the Corporation entered into a employment agreement with Mr. Ciullo pursuant to which Mr. Ciullo provides services as CFO of the Corporation in consideration of a rate of US$10,000 per month, which is equivalent to US$120,000 per year

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2021:

	Option-based Awards				Share-based Awards
Name	Number of Common Shares underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested (C$)
Michel Amar	166,666	$3.75	January 5, 2026	$369,998.52	Nil	Nil
	175,000	$7.47	March 25, 2026	Nil
	166,667	$7.47	May 17, 2026	Nil
	100,000	$4.20	June 22, 2026	$177,000.00
Cindy Davis	8,333	$7.47	March 25, 2026	Nil	Nil	Nil
Paul Ciullo	16,333	$7.47	March 25, 2026	Nil	Nil	Nil
	8,333	$7.47	May 17, 2026	Nil
	3,333	$4.20	June 22, 2026	$5,899.41
Alec Amar	100,000	$3.75	January 5, 2026	$222,000	Nil	Nil
	116,666	$7.47	March 25, 2026	Nil
	100,000	$7.47	May 17, 2026	Nil
	58,333	$4.20	June 22, 2026	$58,334.77

Note:

(1)	Calculated based on the difference in value between the exercise price of the options and the closing price of the SV Shares on the TSXV on December 31, 2021, the last business day of the Last Financial Year, of $5.97.

The following table sets forth, for each of the NEOs, the value of all incentive plan awards that vested during the year ended December 31, 2021:

Name	Option-based awards – Value vested during the year (C$)(1)	Share-based awards – Value vested (C$)	Non-equity incentive plan compensation – Value earned during the year (US$)(2)
Michel Amar	$453,333.05	Nil	Nil
Cindy Davis	$12,749.17	Nil	Nil
Paul Ciullo	Nil	Nil	15,000
Alec Amar	$269,332.80	Nil	Nil

Notes:

(1)	Based on the number of options that vested during the Last Financial Year and calculated based on the difference between the market price of the SV Shares on the TSXV and the exercise price of the options on the vesting date. Any unexercised options may never be exercised and an actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	Reflects bonuses paid to the NEOs during the Last Financial Year.

Pension Plan Benefits, Termination and Change of Control Benefits

The Corporation has no pension or retirement plan. The Corporation has not provided compensation, monetary or otherwise to any person who now acts as a NEO of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. Other than as may be provided pursuant to particular employment agreements and except as described below, the Corporation is not party to any compensation plan or arrangement with NEOs resulting from the resignation, retirement or the termination of employment of any person.

Michel Amar, Alec Amar and Donald Christie each have entered in an employment agreement with the Corporation. For the purposes of the succeeding paragraphs under this heading “Pension Plan Benefits, Termination and Change of Control Benefits”, each of Michel Amar, Alec Amar and Donald Christie may be referred to as the Executive.

In the event that the Executive’s employment ends due to termination by: (a) the Corporation for Cause (as defined in the applicable employment agreement), (b) by the Executive without Good Reason (as defined in the applicable employment agreement), or (c) by non-renewal at the election of the Executive, the Executive shall be entitled to the following: (i) any unpaid Base Salary (as defined in the applicable employment agreement), accrued through the termination date, (ii) a lump sum payment for any accrued but unused vacation pay, (iii) COBRA coverage (but no Company-paid premiums except as otherwise required by law), (iv) all other payments, benefits or fringe benefits to which the Executive is entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant, and (v) a lump sum payment for any previously unreimbursed business expenses incurred by the Executive on behalf of the Corporation during the term of the Executive’s employment (collectively, the “Accrued Amounts”).

If the Executive’s employment by the Corporation is terminated by the Corporation without Cause (as defined in the applicable employment agreement), by the Executive with Good Reason (as defined in the applicable employment agreement), or due to non-extension at the election of the Company as provided for in the appliable employment agreement, then, in addition to the Accrued Amounts, Executive shall be entitled to the following (a) the Prior Year Bonus (as defined in the applicable employment agreement), (b) the Pro-Rata Bonus (as defined in the applicable employment agreement), (c) an amount equal to Executive’s monthly base salary rate (but not as an employee), which would continue to be paid monthly during the 24 months following termination of Executive’s employment (the “Severance Period”), and (d) continued participation in the Corporation’s group health plan which covers Executive (to the extent permitted under applicable law and the terms of such plan) during the Severance Period.

Upon a Change of Control (as defined below) occurring, the term of this the applicable employment agreement, the agreement shall automatically be extended to the later of the end of the term and two (2) years from the date upon which a Change of Control occurs. If a Change of Control shall have occurred, and following the Change of Control, the Executive’s employment agreement is terminated or the Executive is removed as a director of the Corporation or terminated as an office of the Corporation (collectively referred to herein as “Terminated”), other than for Cause (as defined in the applicable employment agreement), or if the Executive terminates its engagement for Good Reason (as defined in the applicable employment agreement), and such termination occurs within twelve (12) months after the date upon which a Change of Control occurs (the “Termination Option”), the Executive will be entitled to be paid a single lump sum cash payment equating to a total of two years of the Executive’s annual Base Salary (the “Severance Amount”) and additional options and or restricted share units may be granted to the Executive at the sole discretion of the Board, subject to the terms of the Option Plan and the RSU plan. All options and RSUs held by the Executive will vest immediately and will remain exercisable in accordance with the terms of such award agreement, subject to the provisions of the Stock Option Plan or RSU Plan, as applicable. Additionally, the Executive is entitled to any accrued and unpaid Prior Year Annual Bonus (as defined in the applicable employment agreement) and the Current Year Pro-Rata Annual Bonus (as defined in the applicable employment agreement).

The Base Salary of Michel Amar, Alec Amar and Donald Christie respectively is US$475,000, US$375,000 and US$250,000 and the Severance Amount is US$900,000, US$750,000 and US$500,000 respectively for each of Michel Amar, Alec Amar and Donald Christie, plus any accrued and unpaid Prior Year Annual Bonus and the Current Year Pro-Rata Annual Bonus. Each of Michel Amar, Alec Amar and Donald Christie’s employment agreement were entered subsequent to the end of the last fiscal year, and accordingly there have been no bonus payments under the current employment agreements to any of the Executive’s.

“Change of Control” as referenced in this section “Pension Plan Benefits, Termination and Change of Control Benefits” means at any time from the effective date of the applicable employment agreement:

(i)	the transfer to or acquisition of at least twenty-five percent (25%) of the total issued and outstanding common voting securities of the Corporation from time to time, by one person or a group of persons acting in concert, either through one transaction or a series of transactions over time after the date hereof, and whether through the acquisition of previously issued voting securities, voting securities that have not been previously issued, or any combination thereof, or any transaction having a similar effect;

(ii)	twenty-five percent (25%) or more of the issued and outstanding voting securities of the Corporation become subject to a voting trust;

(iii)	a change of more than half of the directors of the Corporation unless approved by a majority of the Board;

(iv)	the Corporation, directly or indirectly, amalgamates, consolidates or otherwise merges with any other body corporate or bodies corporate, other than a wholly owned subsidiary;

(v)	the Corporation decides to sell, lease, or otherwise dispose of all or substantially all of its assets and undertaking, whether in one or more transactions; or

(vi)	the Corporation enters into a transaction or arrangement which would have the same or similar effect as the transactions referred to in sub-paragraphs (iv) or (v) above.

Exercise of Compensation Securities by NEOs and Directors

There were no compensation securities exercised by NEOs and directors during the fiscal year ended December 31, 2021

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of the Corporation’s equity compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Shareholders and all equity plans not approved by Shareholders as at December 31, 2021:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	150,452	5.28	2,648,474	(1)
Equity compensation plans not approved by securityholders(2)	Nil	N/A	Nil
Total	2,345,165	5.28	2,648,474	(1)

Notes:

(1)	As at December 31, 2021, the Corporation’s equity compensation plans were the Stock Option Plan, which is a 10% rolling stock option plan and the Old RSU Plan. The number of SV Shares that may be reserved for issuance pursuant to the Stock Option Plan at any given time is 10% of the outstanding Shares as at the date of grant of an Option under the Stock Option Plan. As at December 31, 2021, the total number of Options available for issuance under the Stock Option Plan was 2,495,617 On June 28, 2021, the Board approved the Old RSU Plan. A fixed maximum of 2,498,022 SV Shares are issuable under the Old RSU Plan.

Director Compensation

The Board determines the level of compensation for directors, based on recommendations from the Compensation Committee. The Compensation Committee and the Board regularly reviews the competitiveness of non-executive director compensation levels against the competitive marketplace, taking into account time commitment, risks and responsibilities to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director and makes adjustments as deemed necessary. The Corporation’s objective regarding director compensation is to follow best practices with respect to retainers, the format and weighting of the cash and incentive components of compensation, and the implementation of share ownership guidelines. The Corporation believes that these approaches have helped to attract, and will help to attract and retain, strong members for the Board who will be able to fulfill their fiduciary responsibilities without competing interests.

As at the date hereof, the Corporation does not pay its directors any fees or compensation other than expenses incurred. The Corporation has a small number of employees and relies extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, the Corporation may choose to compensate directors partly with Options and/or RSUs, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the Shareholders by providing them with the opportunity to participate in the upside that results from their contributions. While other larger and/or established operating companies may place limits on non-executive director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, the Corporation believes that some methodologies used to quantify the value of Options at the time of the grant (using an option pricing model that values Options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of the Corporation. Because such methodologies typically incorporate stock volatility into the calculation of Option value, the volatility of the Corporation’s stock (compared with more established operating companies) can significantly inflate Option value. The result is that an Option grant in a given year could be valued well in excess of the proposed limits discussed above, even if the Option is out-of-the money on the date of grant. While the Corporation does not object to the principle of limiting non-employee director compensation, the Corporation believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, the Corporation intends to continue to evaluate grants of Options and/or RSUs to non-employee directors on a case-by-case basis, making grants based on the contributions of such non-employee directors to the Corporation and having regard to the levels of compensation offered by companies in analogous stages of development.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation’s directors, other than Michel Amar and Alec Amar, during the financial year ended December 31, 2021. Information regarding the compensation of Michel Amar and Alec Amar can be found in the table under the heading “Summary Compensation Table” hereinabove.

Name(1)	Fees earned (US$)	Share-based awards (US$)(2)	Option-based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)		Total (US$)
Donald Christie	Nil	Nil	849,575	Nil	Nil	Nil		849,575
Manish Kshatriya	Nil	Nil	525,000	Nil	Nil	Nil		525,000
Adam Rossman	Nil	Nil	259,375	Nil	Nil	4,484	(8)	263,860
Jon Williams(3)	Nil	Nil	202,175	Nil	Nil	Nil		202,175
Gerard Rotonda(3)	Nil	Nil	202,175	Nil	Nil	Nil		202,175
Gerard Guez(3)	Nil	Nil	176,700	Nil	Nil	Nil		176,700
Geoffrey Brown(3)	Nil	Nil	202,175	Nil	Nil	Nil		202,175

Notes:

(1)	Information regarding the compensation of Michel Amar and Alec Amar, directors of the Corporation, is disclosed under the heading “Summary Compensation Table” hereinabove.

(2)	Amounts reflect the fair value of SV Shares issued and/or RSUs recognized in the applicable year.

(3)	Jon Williams, Gerard Rotonda, Gerard Guez and Geoffrey Brown were not nominated and ceased to be directors following the annual and special meeting of shareholders of the Corporation held on August 9, 2021.

(4)	On January 5, 2021, the Corporation granted an aggregate of 175,000 stock options to Donald Christie, Manish Kshatriya, Adam Rossman, Jon Williams, Gerard Rotonda, Gerard Guez and Geoffrey Brown with an expiry date of January 5, 2026 and the exercise price of C$3.75 per SV Share. The stock options vest in full six (6) months from the date of grant. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions:5 year expected term; 155% volatility; risk-free interest rate of 0.39% per annum; and a dividend yield of 0%.

(5)	On March 25, 2021, the Corporation granted an aggregate of 157,998 stock options to Donald Christie, Manish Kshatriya, Adam Rossman, Jon Williams, Gerard Rotonda, Gerard Guez and Geoffrey Brown with an expiry date of March 25, 2026 and the exercise price of C$7.47 per SV Share. The stock options vest in full six (6) months from the date of grant. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: 5 year expected term; 155% volatility; risk-free interest rate of 0.90% per annum; and a dividend yield of 0%.

(6)	On May 17, 2021, the Corporation granted an aggregate of 124,998 stock options to Donald Christie, Manish Kshatriya, Adam Rossman, Jon Williams, Gerard Rotonda, Gerard Guez and Geoffrey Brown with an expiry date of May 17, 2026 and the exercise price of C$7.47 per SV Share. The stock options vest in full six (6) months from the date of grant. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: 5 year expected term; 105% volatility; risk-free interest rate of 0.95% per annum; and a dividend yield of 0%.

(7)	On June 22, 2021, the Corporation granted an aggregate of 74,665 stock options to Donald Christie, Manish Kshatriya, Adam Rossman, Jon Williams, Gerard Rotonda, and Geoffrey Brown with an expiry date of June 22, 2026 and the exercise price of C$4.20 per SV Share. The stock options vest in full six (6) months from the date of grant The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: 5 year expected term; 105% volatility; risk-free interest rate of 0.95% per annum; and a dividend yield of 0%.

(8)	$4,484 was paid to Adam Rossman for the provision of legal services to the Corporation.

Director Option Based and Share Based Awards

The following table provides information regarding the option-based awards for each director, other than Michel Amar and Alec Amar, outstanding as of December 31, 2021. Information regarding Option Based Awards of Michel Amar and Alec Amar can be found in the table under the heading “Incentive Plan Awards” hereinabove.

	Option-based Awards						Share-based Awards
Name(1)	Number of Common Shares underlying unexercised options (#)		Option exercise price (C$)	Option expiration date		Value of unexercised in-the-money options (C$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested (C$)
Donald Christie	25,000 58,333 50,000 25,000	$ $ $ $	3.75 7.47 7.47 4.20	January 5, 2026 March 25, 2026 May 17, 2026 June 22, 2026	$ $	55,500.00 Nil Nil 44,250	Nil	Nil
Manish Kshatriya	25,000 50,000 33,333 16,333	$ $ $ $	3.75 7.47 7.47 4.20	January 5, 2026 March 25, 2026 May 17, 2026 June 22, 2026	$ $	55,500.00 Nil Nil 28,909.41	Nil	Nil
Adam Rossman	25,000 16,333 8,333 8,333	$ $ $ $	3.75 7.47 7.47 4.20	January 5, 2026 March 25, 2026 May 17, 2026 June 22, 2026	$ $	55,500.00 Nil Nil 14,749.41	Nil	Nil
Jon Williams(3)	25,000 8,333 8,333 8,333	$ $ $ $	3.75 7.47 7.47 4.20	January 5, 2026 March 25, 2026 May 17, 2026 June 22, 2026	$ $	55,500.00 Nil Nil 14,749.41	Nil	Nil
Gerard Rotonda(3)	25,000 8,333 8,333 8,333	$ $ $ $	3.75 7.47 7.47 4.20	January 5, 2026 March 25, 2026 May 17, 2026 June 22, 2026	$ $	55,500.00 Nil Nil 14,749.41	Nil	Nil
Gerard Guez(3)	25,000 8,333 8,333	$ $ $	3.75 7.47 7.47	January 5, 2026 March 25, 2026 May 17, 2026		$55,500.00 Nil Nil	Nil	Nil

Note:
(1)	Information regarding the compensation of Michel Amar and Alec Amar, directors of the Corporation, is disclosed under the heading “Incentive Plan Awards” hereinabove.

(2)	Calculated based on the difference in value between the exercise price of the options and the closing price of the SV Shares on the TSXV on December 31, 2021, the last business day of the Last Financial Year, of $5.97.

(3)	Jon Williams, Gerard Rotonda and Gerard Guez were not nominated and ceased to be directors following the annual and special meeting of shareholders of the Corporation held on August 9, 2021.

The following table sets forth, for each of the directors other than Michel Amar and Alec Amar, the value of all incentive plan awards that vested during the year ended December 31, 2021:

Name(1)	Option-based awards – Value vested during the year (C$)(2)	Share-based awards – Value vested (C$)	Non-equity incentive plan compensation – Value earned during the year (US$)(3)
Donald Christie	$106,250.00	Nil	Nil
Manish Kshatriya	$77,549.17	Nil	Nil
Adam Rossman	$42,499.17	Nil	Nil
Jon Williams(4)	$42,499.17	Nil	Nil
Gerard Rotonda(4)	$42,499.17	Nil	Nil
Gerard Guez(4)	$29,166.37	Nil	Nil
Geoffrey Brown(4)(5)	$42,499.17	Nil	Nil

Notes:

(1)	Information regarding the compensation of Michel Amar and Alec Amar, directors of the Corporation, is disclosed under the heading “Incentive Plan Awards” hereinabove.

(2)	Based on the number of options that vested during the Last Financial Year and calculated based on the difference between the market price of the SV Shares on the TSXV and the exercise price of the options on the vesting date. Any unexercised options may never be exercised and an actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)	Reflects bonuses paid to the NEOs during the Last Financial Year.

(4)	Jon Williams, Gerard Rotonda and Gerard Guez and Geoffrey Brown were not nominated and ceased to be directors following the annual and special meeting of shareholders of the Corporation held on August 9, 2021.

(5)	All of Geoffrey Brown’s options were either exercised or cancelled on November 9, 2022.

Termination and Change of Control Benefits

The Company is party to executive employment agreements with each of its President, CEO, COO and CFO. See “STATEMENT OF EXECUTIVE COMPENSATION – Employment, Consulting, and Management Agreements” which sets out the material terms of the contracts therewith.

Indebtedness of Directors and Officers

None of the current or proposed directors or officers of the Corporation, nor any affiliate or associate of the current or proposed directors or officers of the Corporation, is or was indebted to the Corporation (or to another entity which is the subject of a guarantee support agreement, letter of credit, or other similar arrangement or undertaking provided by the Corporation) since the beginning of the most recently completed financial year.

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Corporation’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The current members of the Audit Committee are Manish Kshatriya (Chair), Donald Christie and Adam Rossman. The members of the Audit Committee were each “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) as at the end of the Last Financial Year. Mr. Christie is not considered “independent” due to being appointed an officer of the Corporation on February 1, 2022.

Each member of the current and proposed Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements. The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Schedule “A”.

Relevant Education and Experience

The relevant education and experience of each of the members of the proposed and current Audit Committee is as follows:

Proposed

Name of Member	Education	Experience
Gerard Rotonda (Chair)	BSBA, Boston University MBA, Boston University

Mr. Rotonda was the Chief Financial Officer and Executive Committee Member for Deutsche Bank Wealth, Management Americas from 2011 through 2018. Mr. Rotonda has over 30 years of experience in business development and financial analysis, most recently as Co-Founder and Partner at MMR Development, a real estate company which develops or repositions office, residential and hotel properties. Mr. Rotonda has also been Senior Business Leader and Director Strategy and Planning at MasterCard Incorporated, Director Strategic Planning at Credit Suisse Group, and Vice President Investment Finance and Structured Lending at Citigroup.

Zhichao Li	Master of Art, University of St. Andrews M.A, Tsinghua University

Ms. Li served as the senior Vice President of Blockchain Dynamics upon joining and oversaw the blockchain business from financials to operations. Ms. Li, has successfully invested and managed infrastructure, manufacturing, and supply chains for public companies and start-ups.

Adam Rossman	B.A, University of California at Berkley JD, Loyola Law School M.A, University of California at Berkley	Mr. Rossman is a business and real estate attorney. He is a member of the California Bar since 1995. Mr. Rossman has handled transactions throughout the United States relating to commercial real estate and trademark licensing.

Current

Name of Member	Education	Experience
Manish Kshatriya (Chair)	B.A, York University CPA designation

Mr. Kshatriya is the CFO of CSE-listed The Tinley Beverage Company Inc. Mr. Kshatriya is also the managing director of MZK Advisors Inc., a Toronto based Business Advisory firm providing executive management, governance and compliance oversight, and capital markets advisory services to small and mid-market private and publicly listed companies. He has over 20 years of progressive experience in corporate finance, accounting, taxation and auditing obtained in public accounting practice and industry.

Donald Christie	B.Com, Queen’s University CPA designation

Mr. Christie is the CFO and a director of TSXV-listed Nevada Zinc Corporation and Chairman of the Audit Committee of Northern Graphite Corporation. Mr. Christie holds a Bachelor of Commerce Honours degree from Queen’s University and received his Chartered Accountant designation while working for PricewaterhouseCoopers LLP.

Adam Rossman	B.A, University of California at Berkley JD, Loyola Law School M.A, University of California at Berkley	Mr. Rossman is a business and real estate attorney. He is a member of the California Bar since 1995. Mr. Rossman has handled transactions throughout the United States relating to commercial real estate and trademark licensing.

Reliance on Certain Exemptions

The Corporation is relying on the exemption under Part 3 Section 3.4 of NI 52-110 regarding composition of the Audit Committee. Mr. Christie ceased to be independent for reasons outside his reasonable control as he was appointed COO of the Corporation on February 1, 2022.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Corporation.

External Auditor Service Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the Corporation’s external auditor during the fiscal years ended December 31, 2021 and December 31, 2020.

Financial Year Ending	Audit Fees(1)		Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2021	$240,000	$	nil	$20,000		$23,602
December 31, 2020	$397,731	$	nil	$19,878	$	nil

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation’s annual financial statements.

(2)	Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements and related documents.

(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

(4)	No other fees were billed by the auditor of the Corporation other than those listed in the other columns.

CORPORATE GOVERNANCE

National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators sets out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board believes that it functions independently of management, and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), the Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance.

The Board is currently comprised of five (5) members, two (2) of whom the Board has determined to be “independent directors” within the meaning of NI 58-101. Three (3) incumbent directors have been nominated for re-election, and Gerard Rotonda and Zhichao Li have been nominated for election for an initial term. Adam Rossman, is considered independent within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the date of incorporation of the Corporation, none of the independent directors have worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation. Gerard Rotonda and Zhichao Li have been nominated for election to the Board at the Meeting, and if elected, will be independent directors. Michel Amar and Alec Amar are not considered independent directors because they are officers of the Corporation.

Assuming Shareholders elect the five (5) directors nominated at the Meeting, the Board will have three (3) independent directors, Adam Rossman, Gerard Rotonda and Zhichao Li.

The Board functions independently of management. To enhance its ability to act independent of management, the Board may in the future meet in the absence of members of management or may excuse such persons from all or a portion of any meeting where an actual or potential conflict of interest arises or where the Board otherwise determines is appropriate.

Meetings of the Board

The Board held 2 meetings during the Last Financial Year. The members of the Board and their attendance at the Board and committee meetings during the Last Financial Year are set forth in the table below.

Board of Directors – Meeting Attendance
Name of Director	Independent(1)	Board Meetings Attended
Michel Amar	No	2 of 2
Alec Amar	No	2 of 2
Adam Rossman	Yes	2 of 2
Manish Kshatriya	Yes	2 of 2
Donald Christie	Yes	2 of 2
Jon Williams(2)	Yes	1 of 2
Gerard Rotonda(2)	Yes	2 of 2
Gerard Guez(2)	Yes	1 of 2
Geoffrey Brown(2)	Yes	2 of 2

(1)	To be considered independent, a member of the Board must not have any direct or indirect or “material relationship” with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. Independence for the purposes of this chart is assessed as at the end of the Last Financial Year.

(2)	Jon Williams, Gerard Rotonda, Gerard Guez and Geoffrey Brown were not nominated and ceased to be directors following the annual and special meeting of shareholders of the Corporation held on August 9, 2021.

Board Mandate

The mandate of the Board (the “Board Mandate”) is to manage and supervise the management of the Company’s affairs. The mandate is attached as Schedule “G” hereto and is available on the Company’s website.

Position Descriptions

Position description for the Chair of the Board is delineated in the Board Mandate. Position descriptions for chair of each board committee is delineated in the applicable policy which establishes the committee. The Board has not developed a written position description for the CEO. The CEO’s roles and responsibilities are determined by the CEO in consultation with and at the direction of the Board.

Directorships

None of the directors and proposed directors of the Corporation are also current directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction, except for Donald Christie, who is a director of Nevada Zinc Corporation (TSXV) and Northern Graphite Corporation (TSXV).

Orientation and Continuing Education

While the Corporation currently has no formal orientation and education program for new Board members, it is expected that sufficient information (such as recent financial statements, technical reports and various other operating, property and budget reports) will be provided to all new Board members to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board. In addition, new directors will be encouraged to visit and meet with management on a regular basis. The Corporation will also encourage continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. The Board’s continuing education will also consist of correspondence with the Corporation’s legal counsel to remain up to date with developments in relevant corporate and securities law matters.

Ethical Business Conduct

The fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest will ensure that the Board operates independently of management and in the best interests of the Corporation.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors and proposed directors of the Corporation also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict-of-interest provisions of the Corporation’s governing corporate statute, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director will be required to declare the nature and extent of his or her interest and will not be entitled to vote at meetings of directors at which matters that give rise to such a conflict of interest are considered.

To supplement the fiduciary duties placed on directors by the Corporation’s governing corporate legislation, the Board has formalized its commitment to conducting its business and affairs in accordance with the highest ethical standards by enacting and adopting a code of business conduct and ethics (the “Code”). The Code provides a set of ethical standards to guide each director, officer, employee, consultant and contractor of Digihost and its subsidiaries in the conduct of their business, and for each director, officer and employee constitutes conditions of employment, and for each consultant and contractor constitutes conditions of providing services to Digihost and its subsidiaries. An interested party may obtain a copy of the code and any amendments on: (a) the Company’s website and (B) the Corporation’s profile on SEDAR’s website at www.sedar.com.

Nomination of Directors

The Governance and Nominating Committee is responsible for, among other matters, the identifying individuals to be nominated as members of the Board. The ultimate decision to appoint individuals to the Board remains with the Board. For further details on the nomination of directors, see “Corporate Governance – Board Committees – Governance and Nomination Committee”

Compensation

The Compensation Committee is responsible for, among other matters, the establishment of compensation policies and security incentive plans, evaluating the performance and effectiveness of the Board, the performance evaluation of executives and the compensation of executives and directors. For further details on the compensation practices of the Corporation, see “Corporate Governance – Board Committees – Governance and Nomination Committee”

Board Committees

The Board has 4 standing committees, being the Audit Committee, the Disclosure Committee, the Compensation Committee and the Governance and Nomination Committee.

Audit Committee

The members of the Audit Committee are in this Circular under the heading “Audit Committee” above. The Board has adopted the Audit Committee Charter, which is attached as Schedule “A” to this Circular.

The current and proposed Audit Committee is comprised of a majority of directors who are not executive officers, employees, or control persons of the Corporation or any of its affiliates, and who are considered to be financially literate in accordance with applicable securities laws.

Compensation Committee

The Compensation Committee assists the Board in its oversight of compensation. The Compensation Committee is comprised of Alec Amar, Donald Christie and Adam Rossman (Chair). Mr. Rossman is considered “independent” within the meaning of NI 58-101. The Compensation Committee ensures an objective process for determining compensation by providing that a majority of members of the Compensation Committee are considered independent within the meaning of NI 58-101.

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking. The Corporation’s security trading policy restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of TSXV funds that are designed to hedge or offset a decrease in market value of equity. To the knowledge of the Corporation, as of the date of hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Governance and Nomination Committee

The Governance and Nomination Committee identifies individuals qualified to be nominated as members of the Board, develops corporate governance guidelines and principles for the Corporation and assists the Board with the structure and composition of Board committee. The Governance and Nomination Committee is comprised of Michel Amar, Donald Christie (Chair) and Adam Rossman. Mr. Rossman is considered “independent” within the meaning of NI 58-101. The Governance and Nomination Committee ensures an objective process for determining nomination of directors by providing that a majority of members of the Governance and Nomination Committee are considered independent within the meaning of NI 58-101. The duties of the Governance and Nomination Committee include reviewing the Corporation’s policies, codes and mandates, reviewing the size, composition and candidates of board committees, recommending to the the Board the necessary and desirable competencies and skills of directors and annually conduct, review and report to the Board the results of an assessment of the Board’s performance and effectiveness.

Disclosure Committee

The current and proposed Disclosure Committee is to be comprised of the CEO, a director designated by the Company’s Chair of the Board, and an independent director designated by the Company’s Chair of the Board. The current and proposed members of the Disclosure Committee are Michel Amar, Donald Christie and Adam Rossman.

Assessments

The Board will consider the performance of the directors and committee performance from time to time, as required.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors on its board. The Board may consider implementing term limits and other mechanisms of board renewal if and when it determines it is necessary to amend the Corporation’s corporate governance practices. The business of the Company is constantly changing as the cryptocurrency industry evolves. Recognizing this, and to ensure optimal governance of the Company by the Board, director renewal and replacement is managed in a manner to ensure that the Board can function effectively, while enabling new directors to gain a full understanding of the Company’s business.

Policies Regarding the Representation and Consideration of Women on the Board and Executive Officer Positions

The Board has not adopted a written policy however is committed to promoting diversity within the Corporation. The Governance and Nominating Committee considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal. The Board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to diversity. Diversity, inclusive of gender, is a key factor in the Company’s corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Corporation. The Board has not adopted a formal target regrading women on the Board and in executive officer positions.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise described herein, since the Corporation’s incorporation, no director, executive officer, or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of either the outstanding SV Shares or the PV Shares, or any known associates or affiliates or such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

The Corporation will provide to any shareholder, upon written request to the Corporate Secretary or Chairman of the Corporation at 18 King St. E, Suite 902, Toronto, ON M5C 1C4, telephone: 1-888-DSA-CORP (372-2677) a copy of:

(a)	the audited financial statements of the Corporation for its most recently completed financial period, together with the management’s discussion and analysis of such financial results and the auditor’s report thereon, and one copy of any interim financial statements subsequent to the financial statements of the Corporation that have been filed for any period after the end of its most recently completed financial period; and

(b)	this Circular.

The Meeting materials and additional information relating to the Corporation will be available on SEDAR at www.sedar.com and on Marrelli Trust’s website at https://www.marrellitrust.ca/digihost-notice-access. Financial information about the Corporation may be found in the Corporation’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial period.

Approval

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED this 20th day of June, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Michel Amar”

Michel Amar
Chief Executive Officer and Chairman

SCHEDULE “A”

DIGIHOST TECHNOLOGY INC.

(the “Corporation”)

audit committee charter

MANDATE

The Audit Committee (hereinafter referred to as the “Audit Committee”) shall i) assist the Board of Directors in its oversight role with respect to the quality and integrity of the financial information; ii) assess the effectiveness of the Corporation’s risk management and compliance practices; iii) assess the independent auditor’s performance, qualifications and independence; iv) assess the performance of the Corporation’s internal audit function; v) ensure the Corporation’s compliance with legal and regulatory requirements, and vi) prepare such reports of the Committee required to be included in any Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

STRUCTURE AND OPERATIONS

The committee shall be composed of not less than three Directors. A majority of the members of the Committee shall not be an Officer or employee of the Corporation. All members shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation a Chairman among their number. The Chairman shall not be a former Officer of the Corporation. Such Chairman shall serve as a liaison between members and senior management. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

(a)	a quorum for meetings shall be at least three members;

(b)	the Committee shall meet at least quarterly;

(c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

(d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

SPECIFIC DUTIES

Oversight of the Independent Auditor

•	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

•	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

•	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Corporation, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

•	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Corporation.

•	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

•	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

•	Review as necessary policies for the Corporation’s hiring of employees or former employees of the independent auditor.

Financial Reporting

•	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

•	Review and discuss with Management the Corporation’s annual and quarterly disclosures made in Management’s Discussion and Analysis. The Committee shall approve any reports for inclusion in the Corporation’s Annual Report, as required by applicable legislation.

•	Review and discuss with Management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

•	Review and discuss with Management the Corporation’s quarterly financial statements prior to the publication of earnings.

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•	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies. Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

•	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Corporation.

•	Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation’s accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

•	Discuss with Management the Corporation’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

•	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

•	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

•	Review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation’s internal controls.

•	Discuss with the Corporation’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

•	Review and approve periodically Management’s risk philosophy and risk management policies.

•	Review with Management at least annually reports demonstrating compliance with risk management policies.

•	Review with Management the quality and competence of Management appointed to administer risk management policies.

•	Review reports from the independent auditor at least annually relating to the adequacy of the Corporation’s risk management practices together with Management’s responses.

•	Discuss with Management at least annually the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

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Oversight of Regulatory Compliance

•	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s financial statements or accounting.

•	Meet with the Corporation’s regulators, according to applicable law.

•	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT ADVISORS

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefore shall also be funded by the Corporation.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

1.	The Corporation shall inform employees on the Corporation’s intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the officer (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.	The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.	The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

Procedures for Approval of Non-Audit Services

1.	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

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(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

2.	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

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Schedule “B”

DIGIHOST TECHNOLOGY INC.

(the “Corporation”)

Stock option plan

[See attached]

Schedule “C”

DIGIHOST TECHNOLOGY INC.

(the “Corporation”)

Restricted Share Unit Plan

[See attached]

Schedule “D”

DIGIHOST TECHNOLOGY INC.

(the “Corporation”)

Articles of Continuance

[See attached]

Schedule “E”

DIGIHOST TECHNOLOGY INC.

(the “Corporation”)

Proposed by-laws

[See attached]

by-law no. 1

A by-law relating generally to the

transaction of the business and

affairs of the Corporation

table of contents

ARTICLE ONE	-	INTERPRETATION
ARTICLES TWO	-	BUSINESS OF THE CORPORATION
ARTICLE THREE	-	BORROWING AND SECURITY
ARTICLE FOUR	-	DIRECTORS
ARTICLE FIVE	-	COMMITTEES
ARTICLE SIX	-	OFFICERS
ARTICLE SEVEN	-	PROTECTION OF DIRECTORS, OFFICERS, AND OTHERS
ARTICLE EIGHT	-	SHARES
ARTICLE NINE	-	DIVIDENDS AND RIGHTS
ARTICLE TEN	-	MEETING OF SHAREHOLDERS
ARTICLE ELEVEN	-	NOTICES
ARTICLE TWELVE	-	EFFECTIVE DATE

BE IT ENACTED as a by-law of the Corporation as follows:

article ONE

INTERPRETATION

1.01	DEFINITIONS – In the by-laws of the Corporation, unless the context otherwise requires:

“Act” means the Business Corporations Act (Ontario) and any statute that may be substituted therefor, as from time to time amended;

“appoint” includes “elect” and vice versa;

“articles” means the articles of the Corporation as from time to time amended or restated;

“board” means the board of directors of the Corporation;

“business day” means any day, other than Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario) as from time to time amended;

“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“cheque” includes draft;

“Corporation” means the corporation incorporated on the 18th day of February, 2017 and named Digihost Technology Inc.;

“day” means a clear day and a period of days shall be deemed to commence the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a non-business day the period shall terminate at midnight of the day next following that is a business day;

“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders;

“recorded address” means in the case of a shareholder such shareholder’s address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, such person’s latest address as recorded in the records of the Corporation;

“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to section 2.03;

“special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

“telephonic or electronic means” means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch-tone telephone systems, transmission of data or information through computer networks, any other similar means or any other prescribed means;

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, sole proprietorship, partnership, unincorporated organization, trust, body corporate, and a natural person in such person’s capacity as trustee, executor, administrator, or other legal representative.

article two

business of the CORPORATION

2.01	REGISTERED OFFICE – The registered office of the Corporation shall be at the address within the municipality or geographic township within Ontario specified in the articles or at such other location therein as the board may from time to time determine by resolution.

2.02	CORPORATE SEAL – The Corporation may, but need not have, a corporate seal and if one is adopted, it shall be in a form approved from time to time by the board.

2.03	EXECUTION OF INSTRUMENTS – Deeds, transfers, assignments, contracts, obligations, certificates, and other instruments may be signed on behalf of the Corporation by any one of the following: director, chairman of the board, president, vice-president, secretary, treasurer, assistant secretary or assistant treasurer, or the holder of any other office created by by-law or by resolution of the board. Notwithstanding this provision, the directors are authorized from time to time, by resolution, to appoint any officer or officers, director or directors, or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

2.04	BANKING ARRANGEMENTS – The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegation of powers as the board may from time to time prescribe or authorize.

2.05	VOTING RIGHTS IN OTHER BODIES CORPORATE – The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.06	DIVISIONS – The board may cause the business and operations of the Corporation or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of business or operation, geographical territory, product lines or goods and/or services as the board may consider appropriate in each case. From time to time the board or, if authorized by the board, the president may authorize, upon such basis as may be considered appropriate in each case:

(a)	SUB-DIVISION AND CONSOLIDATION – The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b)	NAME – The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(c)	OFFICERS – The appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer’s rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

2.07	FINANCIAL YEAR END – The financial or fiscal year end of the Corporation shall be determined by resolution of the directors.

article three

borrowing and security

3.01	BORROWING POWER – Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge bonds, debentures, notes or other similar obligations or guarantee of the Corporation, whether secured or unsecured;

(c)	to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)	charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02	DELEGATION – The board may from time to time delegate to a committee of the board, one or more directors or officers of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

article four

directors

4.01	NUMBER OF DIRECTORS AND QUORUM – Until changed in accordance with the Act, the board shall consist of such number of directors within the minimum and maximum number of directors provided for in the articles, as is determined by special resolution or, if such special resolution empowers the board to determine the number, by a resolution of the board, provided, however, that in the latter case the directors may not, between the meetings of shareholders, increase the number of directors on the board to a total number greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. Subject to section 4.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the number of directors determined in the manner set forth above or such other number of directors, in compliance with the Act, as the board may from time to time determine.

4.02	QUALIFICATION – No person shall be qualified for election as a director if such person is: less than 18 years of age; a person who has been found under the Substitute Decisions Act, 1992(Ontario) or the Mental Health Act(Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere is not an individual; or has the status of bankrupt. A director need not be a shareholder.

4.03	ELECTION AND TERM – The election of directors shall take place at the first meeting and thereafter at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, if a minimum and maximum number of directors is authorized by the articles, be the number of directors determined in accordance with section 4.01 or shall, if a fixed number of directors is authorized, be such fixed number. The election shall be by ordinary resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04	REMOVAL OF DIRECTORS – Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at an annual or special meeting called for such purpose remove any director or directors from office and the vacancy created by such removal may be filled at the same meeting failing which, provided a quorum remains in office, it may be filled by the board. Where the holders of any class or series of shares of the Corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

4.05	VACATION OF OFFICE – A director ceases to hold office when such director: dies; is removed from office by the shareholders; ceases to be qualified for election as a director; or such director’s written resignation is received by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.06	VACANCIES – Subject to the provisions of the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or, except as set out hereunder in the maximum number of directors, as the case may be, or a failure to elect the number directors required to be elected at any meeting of shareholders. Where the articles of the Corporation provide for a minimum and maximum number of directors and a special resolution has been passed empowering the directors to determine the number of directors, the directors may not, between meetings of shareholders, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required by section 4.01 hereof, the director then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.07	ACTION BY THE BOARD – The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to sections 4.08 and 4.09, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting.

4.08	MEETINGS BY TELEPHONE – If all the directors of the Corporation present at or participating in a meeting consent, a meeting of the board or of a committee of the board may be held by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed for the purposes of the Act to be present at that meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.09	PLACE OF MEETINGS – Meetings of the board may be held at any place within or outside Ontario, and in any financial year of the Corporation, any or all of the meetings of the board may be held at a place or places outside Canada.

4.10	CALLING OF MEETINGS – Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the president, the secretary or any two directors may determine.

4.11	NOTICE OF MEETING – Notice of the time and place of each meeting of the board shall be given in the manner provided in section 11.01 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified. A director may in any manner and at any time waive a notice of or otherwise consent to a meeting of the board and subject to the Act, attendance of a director at a meeting of the board is a waiver of notice of the meeting.

4.12	FIRST MEETING OF NEW BOARD – Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.13	ADJOURNED MEETING – Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.14	REGULAR MEETINGS – The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.15	CHAIRMAN – The Chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, president or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.16	VOTES TO GOVERN – At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.17	CONFLICT OF INTEREST – A director or officer of the Corporation who is a party to, or who is a director or officer of, or has a material contract or transaction or proposed material contract or transaction with the Corporation, shall disclose the nature and extent of such interest at the same time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board of directors for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board of directors. Such a director shall not vote on any resolution to approve the same unless the material contract or transaction is:

(a)	an arrangement by way of security for money lent to or obligations undertaken by such person for the benefit of the Corporation or an affiliate;

(b)	one relating primarily to such person’s remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(c)	one for indemnity or insurance as specified under the Act; or

(d)	one with an affiliate.

Notwithstanding the foregoing prohibition on voting by such a director, such person may be present at and counted to determine the presence of a quorum at the relevant meeting of directors as provided in the Act.

4.18	REMUNERATION AND EXPENSES – The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

ARTICLE FIVE

COMMITTEES

5.01	COMMITTEES OF THE BOARD – The Board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02	TRANSACTIONS OF BUSINESS – Subject to the provisions of section 4.09, the powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in section 4.10.

5.03	ADVISORY BODIES – The board may from time to time appoint such advisory bodies as it may deem advisable.

5.04	PROCEDURE – Unless otherwise determined by the board, each committee and advisory body shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman, and to regulate its procedure.

ARTICLE SIX

OFFICERS

6.01	APPOINTMENT – The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.02 and 6.03, an officer may but need not be a director and one person may hold more than one office.

6.02	CHAIRMAN OF THE BOARD – The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to such person any of the powers and duties that are by any provisions of this by-law assigned to the president, and such person shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, such person’s duties shall be performed and such powers exercised by the president.

6.03	PRESIDENT – If appointed, the president may be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and such person shall have such other powers and duties as the board may specify.

6.04	VICE PRESIDENT – A vice-president shall have such powers and duties as the board or the president may specify.

6.05	SECRETARY – The secretary shall attend and be the secretary of all meetings of the board (or arrange for another individual to so act), shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; such person shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of the committees of the board; such person shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents, and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and such person shall have such other powers and duties as the board or the president may specify.

6.06	TREASURER – The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; such person shall render to the board whenever required an account of all such person’s transactions as treasurer and of the financial position of the corporation; and such person shall have such other powers and duties as the board or the president may specify.

6.07	POWERS AND DUTIES OF OTHER OFFICERS – The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such an assistant, unless the board or the president otherwise directs.

6.08	VARIATION OF POWERS AND DUTIES – The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.09	TERM OF OFFICE – The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer’s rights under any employment contract. Otherwise each office appointed by the board shall hold office until a successor is appointed or until such person’s earlier resignation.

6.10	TERMS OF EMPLOYMENT AND REMUNERATION – The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time.

6.11	CONFLICT OF INTEREST – An officer shall disclose any interest in a material contract or proposed material contract with the Corporation in accordance with section 4.18 and the Act.

6.12	AGENTS AND ATTORNEYS – The Corporation, by or under the authority of the board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit, subject to the provisions of the Act.

6.13	FIDELITY BONDS – The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

ARTICLE SEVEN

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01	LIMITATION OF LIABILITY – Every director and officer of the Corporation in exercising such person’s powers and discharging such person’s duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgement or oversight on such person’s part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of such person’s office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02	INDEMNITY – Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and such person’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

(a)	such person acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person’s conduct was lawful.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.03	INSURANCE – Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against such liabilities and in such amounts as the board may from time to time determine and as are permitted by the Act.

article eight

shares

8.01	ALLOTMENT OF SHARES – Subject to the Act, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02	COMMISSIONS – The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03	REGISTRATION OF A SHARE TRANSFER – Subject to the provisions of the Act, where a share certificate has been issued, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement duly executed by an appropriate person as provided by the Act, genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fee prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in Section 8.11.

8.04	TRANSFER AGENTS – The board may from time to time appoint, for each class of securities and warrants issued by the Corporation, (a) a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons to keep branch registers and (b) a registrar, trustee or agent to maintain a record of issued security certificates and warrants, and, subject to the Act, one person may be appointed for the purposes of both clauses (a) and (b) above in respect of all securities and warrants of the Corporation or any class or classes, thereof. The board may at any time terminate such appointment.

8.05	NON-RECOGNITION OF TRUSTS – Subject to the provisions of the Act, the Corporation may treat the registered holder of a share as the person exclusively entitled to vote, to receive notice, or receive any interest, dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of a holder of the share.

8.06	SHARE CERTIFICATES – Every shareholder is entitled, upon request, to a share certificate in respect of the shares held by such shareholder that complies with this Act or to a non-transferable written acknowledgement of such shareholder’s right to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by such shareholder. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent, branch transfer agent or issuing or other authenticating agent of the Corporation. Additional signatures required on a share certificate may be printed or otherwise mechanically reproduced thereon. Notwithstanding that a share certificate is signed by a person who has ceased to be a director or an officer of the Corporation, the share certificate is as valid as if he were a director or an officer at the date of its issue.

8.07	UNCERTIFCATED SHARES - The directors may, in accordance with the Act, by resolution provide that any or all classes and series of its shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered tothe Corporation. Within a reasonable time after the issuance or transfer of an uncertificated security, the Company shall send to the registered owner of the uncertificated security a written notice containing the information required to be stated on a share certificate pursuant to Subsections 56 (1) and (2) of the Act.

8.08	REPLACEMENT OF SHARE CERTIFICATES – The board or any officer or agent designated by the board may in its or such person’s discretion, direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, apparently destroyed or wrongfully taken on payment of such reasonable fee, not to exceed $10, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.09	JOINT HOLDERS – If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.10	DECEASED SHAREHOLDERS – In the event of the death of a holder, or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof, except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.11	LIEN FOR INDEBTEDNESS – If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

article nine

dividend and rights

9.01	DIVIDENDS – Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options rights to acquire fully paid shares of the Corporation.

9.02	DIVIDENDS CHEQUES – A dividend payable in money shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at such person’s recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03	NON-RECEIPT OF CHEQUES – In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04	RECORD DATE FOR DIVIDEND AND RIGHTS – The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for such securities; and notice of any such record date, unless waived in accordance with the Act, shall be given not less than 7 days before such record date in the manner provided for by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05	UNCLAIMED DIVIDENDS – Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

article ten

meetings of shareholders

10.1	ANNUAL MEETINGS – The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.03, at such place as the board, the chairman of the board, or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor (unless the Corporation is exempted under the Act from appointing an auditor), and for the transaction of such other business as may properly by brought before the meeting.

10.2	SPECIAL MEETINGS – The board, the chairman of the board, or the president shall have power to call a special meeting of shareholders at any time.

10.3	PLACE OF MEETINGS – Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in or outside Ontario.

10.4	MEETINGS BY TELEPHONIC OR ELECTRONIC MEANS. If all the shareholders present at or participating in the meeting consent and if the Act so permits, any or all of the shareholders may participate in a meeting of the shareholders by means of such telephonic, electronic or other communications facilities as to permit all persons participating in the meeting to communicate with each other, simultaneously and instantaneously, and any shareholder participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the shareholders while such individual(s) continue to be a shareholder.

10.5	NOTICE OF MEETINGS – Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section 11.01 not less than (i) 10 days, if the Corporation is not then an offering corporation; or (ii) not less 21 nor more than 50 days, if the Corporation is an offering corporation, before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than the consideration of minutes of an earlier meeting, consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgement thereon and shall state the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders, and, subject to the Act, attendance of any such shareholder or any such other person is a waiver of notice of the meeting.

10.6	LIST OF SHAREHOLDERS ENTITLED TO NOTICE – For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting in accordance with the Act. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice is given, or, where no notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.7	RECORD DATE FOR NOTICE – The board may fix in advance a date preceding the date of any meeting of shareholders by not more than 60 days and not less than 30 days, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall, unless waived in accordance with the Act, be given not less than 7 days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.8	MEETINGS WITHOUT NOTICE – A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Ontario, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being at such place.

10.9	CHAIRMAN, SECRETARY AND SCRUTINEERS – The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, president, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairman with the consent of the meeting.

10.10	PERSON ENTITLED TO BE PRESENT – The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.11	QUORUM – Subject to the Act and to Section 10.20, a quorum for the transaction of business at any meeting of shareholders shall be two shareholders who are present in person or by proxy. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

10.12	RIGHT TO VOTE – Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in section 10.05, every person who is named in such list shall be entitled to vote the shares shown thereon opposite such person’s name at the meeting to which such list relates except to the extent that, where the Corporation has fixed a record date in respect of such meeting pursuant to section 10.06, such person has transferred any of such person’s shares after such record date and the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that such person owns such shares, has demanded not later than 10 days before the meeting that such person’s name be included on such list. In any such case the transferee shall be entitled to vote the transferred shares at the meeting. At any meeting of shareholders for which the Corporation has not prepared the list referred to in section 10.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.13	PROXYHOLDERS AND REPRESENTATIVES – Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act as such person’s representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or such person’s attorney or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and shall conform with the requirements of the Act.

Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representatives need not be a shareholder.

10.14	TIME FOR DEPOSIT OF PROXIES – The board may by resolution fix a time not exceeding forty-eight hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agency thereof, and any period of time so fixed shall be specified in the notice calling the meeting. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.15	JOINT SHAREHOLDERS – If two or more persons hold shares jointly, any one of them present in person or duly represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

10.16	VOTES TO GOVERN – At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.17	SHOW OF HANDS – Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie [sic.] evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.18	BALLOTS – On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman or any person who is present and entitled to vote, whether as shareholder, proxyholder or representative, on such questions at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.19	ADJOURNMENT – The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournment for an aggregate of 30 days or more, notice of the adjournment meeting shall be given as for an original meeting.

10.20	RESOLUTION IN WRITING – A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement or written representation with respect to the subject matter of the resolution is submitted by a director or the auditor, respectively, in accordance with the Act.

10.21	ONLY ONE SHAREHOLDER – Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented by proxy constitutes a meeting.

article eleven

notices

11.01	METHOD OF GIVING NOTICES – Any notice (which term includes any communication or document) to be given (which term includes sent, delivered, or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given; or if delivered to such person’s recorded address; or if mailed to such person at such person’s recorded address by prepaid ordinary or air mail; or if sent to such person at such person’s recorded address by means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and deemed to have been received on the fifth day after mailing; and a notice so sent by any means of transmitted or recorded appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of committee of the board in accordance with any information believed by such person to be reliable.

11.02	NOTICE TO JOINT HOLDERS – If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

11.03	UNDELIVERED NOTICES – If any notice is given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because such person cannot be found, the Corporation shall not be required to give any further notices to such shareholder until such person informs the Corporation in writing of such person’s new address.

11.04	OMISSIONS AND ERRORS – The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.05	PERSONS ENTITLED BY DEATH OR OPERATION OF LAW – Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder form whom such person derives title to such share prior to such person’s name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person’s entitlement prescribed by the Act.

11.06	WAIVER OF NOTICE – Any shareholder, proxyholder, representative, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such person under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time or such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

by-law no. 2

Advance Notice Requirement for the Nomination of Directors

The purpose of this By-Law No. 2 is to ensure that shareholder meetings are conducted in an orderly and efficient manner and that all shareholders have access to the same information pertaining to all directors nominated for election so they may cast an informed vote. This section imposes certain deadlines by which shareholders submitting a nominee must provide the required information for such nomination to be eligible for election at a general or special meeting of shareholders.

BE IT ENACTED as a by-law of Digihost Technology Inc. (the “Corporation”) as follows:

1.	In this by-law:

(a)	“Act” means the Business Corporations Act (Ontario), and the regulations thereunder, as amended from time to time;

(b)	“Affiliate” means, in respect of any person, any other person that, directly or indirectly, controls, is controlled by or is under common control with the first mentioned person; and “control” means, with respect to the definition of “Affiliate”, the possession, directly or indirectly, by a person or group of persons acting in concert of the power to direct or cause the direction of the management and policies of another person, whether through the ownership of voting securities, contract, as a partner or general partner, or otherwise;

(c)	“Applicable Securities Laws” means the applicable securities legislation of each province and territory of Canada, as amended from time to time, the rules and regulations made or promulgated under any such statute, and the national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(d)	“Articles” means the articles attached to the Certificate of Continuance of the Corporation, as amended or restated from time to time;

(e)	“Board” means the board of directors of the Corporation;

(f)	“Business Day” means any day except Saturday, Sunday, any statutory holiday in the Province of Ontario, or any other day on which the principal chartered banks in the City of Toronto are closed for business.

(g)	“NI 54-101” means National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, as amended, supplemented, restated or replaced from time to time;

(h)	“Notice Date” means the date the Public Announcement of an annual shareholder meeting or special shareholder meeting (which is not also an annual shareholder meeting), as applicable, is made; and

(i)	“Public Announcement” means the filing under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com of the notification of meeting and record date required by section 2.2 of NI 54-101.

2.	Subject only to the Act, the Articles and any other by-law of the Corporation, only persons who are nominated in accordance with this by-law shall be eligible for election as directors of the Corporation.

3.	At any annual meeting of shareholders or any special meeting of shareholders (where one of the purposes for which such special meeting was called was the election of directors), nominations of persons for election to the Board may be made:

(a)	by or at the direction of the Board or an authorized officer of the Corporation;

(b)	by one or more shareholders pursuant to a “proposal” (as provided in section 99(1) of the Act) made in accordance with the provisions of section 99 of the Act, or a requisition by one or more of the shareholders made in accordance with the provisions of section 105 of the Act; or

(c)	by any person (a “Nominating Shareholder”) who at the close of business on the date of the giving of the notice provided for below and at the close of business on the record date for notice of such meeting, is a registered or beneficial holder of one or more shares carrying the right to vote at such meeting, and who complies with the timing and notice procedures set forth below in this by-law.

4.	In addition to any other requirements under applicable law, the Articles and any other by-law of the Corporation, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with section 5) and in proper written form (in accordance with section 6) to the Secretary of the Corporation.

5.	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders, not fewer than 30 days nor more than 65 days prior to the date of the annual meeting of shareholders (but in any event, not prior to the Notice Date); provided, however, that in the event such meeting is called for a date that is fewer than 50 days after the Notice Date, notice by the Nominating Shareholder must be made not later than the close of business on the 10th day following the Notice Date; or

(b)	in the case of a special meeting of shareholders (which is not also an annual shareholder meeting) called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the Notice Date.

6.	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, citizenship, business address and residential address of the person; (ii) the principal occupation or employment of the person; (iii) the class or series and number of shares in the capital of the Corporation which are controlled or directed or which are owned beneficially, directly or indirectly, or of record by the person as of the record date for notice of the meeting of shareholders (if such date shall have occurred) and as of the date of such notice; and (iv) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b)	as to the Nominating Shareholder (which, for the purpose of this subsection 00, includes the Nominating Shareholder’s Affiliates): (i) the class or series and number of shares in the capital of the Corporation which are controlled or directed or which are owned beneficially, directly or indirectly, or of record by the Nominating Shareholder as of the record date for notice of the meeting of shareholders (if such date shall have occurred) and as of the date of such notice; (ii) full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation; (iii) full particulars of any derivatives, hedges or other economic or voting interests (including short positions) relating to the Nominating Shareholder’s interest in shares in the capital of the Corporation; and (iv) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee. The Corporation may also require any proposed nominee to provide the Corporation with a written consent to be named as a nominee and to act as a director, if elected.

7.	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this by-law; provided, however, that nothing in this by-law shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman of the meeting.

8.	The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this by-law and, if any proposed nomination is not in compliance with the procedures set forth in this by-law, to declare that such defective nomination shall be disregarded.

9.	Notice given to the Secretary of the Corporation pursuant to this by-law may only be given by personal delivery, facsimile or email (at such fax number or email address as set forth on the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com), and shall be deemed to have been given and made (i) if personally delivered, only at the time it is served by personal delivery to the Secretary of the Corporation at the principal executive office of the Corporation or (ii) if transmitted by facsimile or email, if sent before 5:00 p.m. (Toronto time) on a Business Day, on such Business Day, and otherwise on the next Business Day.

10.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this by-law.

Schedule “F”

section 237 to Section 247 of Bcbca

Division 2 — Dissent Proceedings

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239   (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240   (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241   If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242   (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243   (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244   (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245   (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246   The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247   If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Schedule “G”

Digihost technology inc.

MANDATE OF THE BOARD OF DIRECTORS

1.0	Introduction

The board of directors (the “Board”) of Digihost Technology Inc. (“Digihost” or the “Company”) is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of Digihost. The Board seeks to discharge this responsibility by satisfying itself as to the integrity of the Chair of the Board, the Chief Executive Officer and management of the Company, and by overseeing and monitoring management to ensure a culture of integrity is maintained.

Although directors may be nominated by certain persons to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of Digihost must be paramount at all times.

2.0	Role and Responsibilities of the Board

The Board discharges its responsibilities directly and through its standing committees, namely the Audit Committee, the Governance & Nomination Committee and the Compensation Committee, and other committees the Board may establish based on the needs of the Company. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing the affairs of the Company, principal duties include, but are not limited to the following categories:

2.1 Oversight of Management

(a)	The Board has the responsibility for approving the appointment of the Chief Executive Officer and any other officers of the Company (collectively, the “Officers”), and approving the compensation of the Chief Executive Officer and the employees of the Company following a review of the recommendations of the Compensation Committee.

(b)	The Board has delegated authority to the Chief Executive Officer for the overall management of the Company, including strategy and operations, to ensure the long-term success of the Company and to maximize shareholder value.

(c)	The Board may from time to time delegate authority to the Officers, subject to specified limits. Matters which are outside the scope of the authority delegated to the Officers and material transactions are reviewed by and subject to the prior approval of the Board.

(d)	The Board is responsible for monitoring the performance and training of management.

(e)	The Board will take all reasonable steps to satisfy itself of the integrity of the Chief Executive Officer and management and satisfy itself that the Chief Executive Officer and management create a culture of integrity throughout the organization.

2.2 Board Organization

(a)	The Board will respond to recommendations received from the Governance & Nomination Committee and the Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

(b)	The Board may delegate to committees matters it is responsible for, including the approval of compensation of the Board and management, the approval of interim financial results, the conduct of performance evaluations, oversight of internal control systems, and safety matters. However, the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

2.3 Monitoring of Financial Performance and Other Financial Reporting Matters

(a)	The Board has oversight responsibility for reviewing and questioning the strategies and plans of the Company.

(b)	The Board has oversight responsibility for reviewing systems for managing the principal risks of the Company’s business including insurance coverage, conduct of material litigation and the effectiveness of internal controls and management information systems.

(c)	The Board is responsible for considering the appropriate measures it may take if the performance of the Company falls short of their goals or other special circumstances warrant.

(d)	The Board shall be responsible for approving the Company’s audited financial statements and the notes related thereto.

(e)	The Board is responsible for reviewing and approving material transactions involving the Company and those matters which the Board is required to approve under its governing legislation and documents, including the payment of distributions, acquisitions and dispositions of material assets by the Company and material expenditures by the Company.

(f)	The Board has responsibility for effectively identifying and monitoring the principal risks of the Company and ensuring implementation of appropriate systems to manage these risks.

(g)	The Board will adopt a strategic planning process to establish objectives and goals for Digihost’s business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Digihost’s business and affairs.

2.4 Policies and Procedures

(a)	The Board is responsible for:

●	approving and monitoring compliance with all significant policies and procedures by which the Company is operated;

●	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

●	enforcing obligations of the directors respecting confidential treatment of the Company’s proprietary information and Board deliberations.

(b)	The Board has approved a Disclosure and Confidentiality Policy respecting communications to the public.

2.5 Reporting

The Board is responsible for:

●	overseeing the accurate reporting of the financial performance of the Company to its shareholders on a timely and regular basis;

●	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards;

●	ensuring the integrity of the internal control and management information systems of the Company; and

●	taking steps to enhance timely disclosure.

3.0	Matters Reserved Exclusively for the Board

As a matter of policy, the Board has decided that the following matters must be considered by the entire Board and may not be delegated to any committee:

●	any submission to the shareholders of any question or matter requiring shareholder approval;

●	filling a vacancy among the directors or in the office of auditor;

●	the manner and terms for the issuance of securities;

●	declaring dividends;

●	the purchase, redemption or other acquisition of shares of the Company;

●	paying a commission or allowing a discount to any person in consideration of his or her subscription for shares of the Company or role in procuring subscriptions for any such shares;

●	approving a management information circular, take-over bid circular, directors’ circular or (if applicable) annual information form;

●	approving annual and quarterly financial statements; and

●	the adoption, amendment or repeal of the Company’s by-laws.

4.0	Corporate Policies

The Board will adopt and annually review policies and procedures designed to ensure that Digihost, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct Digihost’s business ethically and with honesty and integrity. Principal policies consist of:

●	Code of Business Conduct and Ethics;

●	Disclosure and Confidentiality Policy;

●	Securities Trading Policy; and

●	Whistleblower Policy.

5.0	Review of Mandate

The Governance & Nomination Committee and the Compensation Committee will annually review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration.